10/17

05012533

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Top Glove Corporation Berhad

*CURRENT ADDRESS Lot 4969, Jalan Teratai
Batu 6, Off Jalan Meru
41050 Klang
Selangor D.E. Malaysia

**FORMER NAME

**NEW ADDRESS

PROCESSED
NOV 15 2005
THOMSON FINANCIAL

FILE NO. 82- 34922 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 11/15/05

Financial Results
Reference No **TG-041011-40270**

Company Name	:	**TOP GLOVE CORPORATION BHD**
Stock Name	:	**TOPGLOV**
Date Announced	:	**12/10/2004**
Quarterly report for the financial period ended	:	**31/08/2004**
Quarter	:	**4**
Financial Year End	:	**31/08/2004**
The figures	:	**have not been audited**

Converted attachment :

Please attach the full Quarterly Report here:

TopGlove- 4Q04 financial.xls TopGlove- 4Q04 notes.doc

Remark:

SUMMARY OF KEY FINANCIAL INFORMATION
31/08/2004

		INDIVIDUAL PERIOD		CUMULATIVE PERIOD	
		CURRENT YEAR QUARTER	**PRECEDING YEAR CORRESPONDING QUARTER**	**CURRENT YEAR TO DATE**	**PRECEDING YEAR CORRESPONDING PERIOD**
		31/08/2004	**31/08/2003**	**31/08/2004**	**31/08/2003**
		RM'000	RM'000	RM'000	RM'000
1	Revenue	**119,084**	**80,014**	**413,967**	**265,089**
2	Profit/(loss) before tax	**14,907**	**9,411**	**44,930**	**29,264**
3	Profit/(loss) after tax and minority interest	**11,764**	**7,900**	**39,509**	**25,258**
4	Net profit/(loss) for the period	**11,764**	**7,900**	**39,509**	**25,258**
5	Basic earnings/ (loss) per shares (sen)	**12.68**	**8.67**	**42.58**	**27.71**
6	Dividend per share (sen)	**9.00**	**8.00**	**14.00**	**12.00**

AS AT END OF CURRENT	**AS AT PRECEDING FINANCIAL YEAR**

		QUARTER	END
7	Net tangible assets per share (RM)	1.6800	1.4160

Note: For full text of the above announcement, please access the KLSE Web site at www.klse.com.my

Remarks :

Basic Earnings Per Share: the calculation of basic earnings per share for both the current quarter and the corresponding quarter ended 31 Aug 2003 are based on the weighted average of the issued and paid up share capital of 92,785,000 and 91,153,000 shares respectively.

Net Tangible Assets ("NTA"): the computation of NTA is based on the share capital of the Company as at 31 August 2004 and 31 August 2003 of 93,059,000 and 92,197,000 shares respectively.

AWARDED
ISO 9001

TOP GLOVE CORPORATION BHD.

(Company No. 474423-X)
Public Listed Company on KLSE Main Board
Latex Gloves Manufacturer and Exporter
Lot 4969, Jalan Teratai, Batu 6, Off Jalan Meru,
41050 Klang, Selangor D.E., Malaysia.
Tel: 603-33921992 / 603-33921905 Fax: 603-33921291 / 603-33928410
Homepages : (i) www.topglove.com.my (ii) http://topglove.asiaep.com
E-mails : (i) top@topglove.com.my (ii) topg@po.jaring.my

NOTES TO THE INTERIM FINACIAL STATEMENTS FOR THE QUARTER ENDED 31 AUGUST 2004

1. Basis of Preparation

The interim financial report is unaudited and has been prepared in accordance with MASB 26, Interim Financial Reporting. The interim financial report should be read in conjunction with the audited financial statements for the Group for the financial year ended 31 August 2003.

The accounting policies and methods of computation adopted in the interim financial report are consistent with those adopted in the audited financial statements as at 31 August 2003 except for the adoption of MASB 29, which became effective from 1 January 2003. The adoption of MASB 29 have not given rise to any adjustments to the opening balances of retained profits of prior year and the current period or to changes in comparatives.

2. Auditors' Report

The audited financial statements for the financial year ended 31 August 2003 was not subject to any qualification.

3. Seasonal or Cyclical Factors

The operations of the Group were not affected by any seasonal or cyclical factors in view of its well-diversified world markets and the nature of the Company's products being mainly disposable gloves.

4. Extraordinary and Exceptional Items

There were no extraordinary and exceptional items of unusual nature affecting assets, liabilities, equity, net income, or cash flows in the interim financial report ended 31 August 2004.

5. Changes in Estimates of Amounts Reported Previously

There were no material changes in estimates of amounts reported in prior interim periods or prior financial year that have a material effect in the current financial year to-date.

6. Debts and Equity Securities

6.1) The Employee Share Option Scheme ("ESOS") of the Company was officially implemented on 29 April 2003. During the current quarter ended 31 August 2004, a total of 129,000 new ordinary shares were issued and allotted pursuant to the exercise of the ESOS. The details of the issued and paid-up capital of the Company as at 31 August 2004 are as follow :-

	No. of shares	RM
As at 31 May 2004	92,930,000	92,930,000
Ordinary shares issued pursuant to the ESOS	129,000	129,000
As at 31 August 2004	93,059,000	93,059,000

Other than the above, there were no issuance and repayment of debt and equity securities, share buy-backs, share cancellations, shares held as treasury shares and resale of treasury shares for the current financial year-to-date.

7. Dividends Paid

For the previous financial year ended 31 August 2003, the company made the following dividend payments : -

i) **On 5 September 2003,** an interim dividend of 4% (tax exempt) totaling RM3,682,880 was paid; and
ii) **On 3 March 2004,** the Company paid a total dividend of RM RM5,866,856 consisting of a final dividend of 6.0% (with tax 28%) amounting RM4,010,256 (after netting off 28% tax) and a special dividend of 2% (tax exempt) amounting RM1,856,600 which were approved in the Company's Annual General Meeting held on 9 January 2004.

The total dividend paid by the Company in respect of the financial year ended 31 August 2003 was 12% represented by a net payment of RM9,549,736.

On 6 September 2004, the Company had made payment for the 5% (tax exempt) interim dividend amounting RM4,651,200, that was declared on 5 July 2004 in conjunction with the 3rd quarter ended 31 May 2004's financial results announcement.

There was no payment of dividend from 1 June 2004 to 31 August 2004.

8. Segmental Reporting

a. Primary reporting segment – Geographical segments.

The Group operates in three principal geographical areas of the world and is primarily involved in the gloves manufacturing industry.

The directors are of the opinion that all inter-segment transaction have been entered into the normal course of business and have been established on terms and conditions that are not materially different from those obtainable in transactions with unrelated parties.

31 August 2004	Malaysia RM'000	Thailand RM'000	Others RM'000	Eliminations RM'000	Consolidated RM'000
Revenue					
External sales	325,218	56,904	31,845	-	413,967
Inter-segment sales	14,194	22,318	12,905	(49,417)	-
Total Revenue	339,412	79,222	44,750	(49,417)	413,967
Result					
Profit/(loss) from operations	43,406	3,445	121		46,972
Finance cost, net					(2,042)
Taxation					(5,091)
Profit after tax					39,839
Minority interests					(330)
Net profit for the period					39,509
Assets					
Segment assets	233,001	42,268	35,379		310,648
Goodwill arising From consolidation					5,698
Liabilities					
Segment liabilities	111,557	22,089	19,505		153,151
Other information					
Capital expenditure	50,478	2,922	1,067		54,467
Depreciation	10,871	1,862	643		13,376

b. Secondary reporting segment – Business segments

As the Group is principally involved in gloves manufacturing industry, segment reporting by business segment is not prepared.

9. Valuation of Property and Equipment

There was no revaluation of property, plant and equipment bought forward from the pervious audited financial statements, as the Group does not adopt a revaluation policy on its property, plant and equipment.

10. Material Events Subsequent to the End of the Interim Reported

There were no significant subsequent events after the end of the interim period to date of this announcement, which will materially affect the earnings or income of the Group.

11. Changes in the Composition of the Group

There were no significant changes in the composition of the Group, other than the acquisition of the remaining 40% of Top Glove Medical (Thailand) Co Ltd and the proposed 45% of Top Glove (Zhangjiagang) Co Ltd (details as disclosed in note 20), in the interim financial report, including business combination, acquisition or disposal of subsidiaries and long-term investments, restructuring and discontinuing operations.

12. Contingent Liabilities

There were no significant changes in contingent liabilities since the last annual balance sheet date and there were no contingent liabilities pending at the date of this report except, the material litigation as disclosed in note 23 below.

ADDITIONAL INFORMATION REQUIRED BY THE BURSA MALAYSIA'S LISTING REQUIREMENTS

13. Review of Performance

For the quarter ended 31 August 2004, the Company recorded sales revenue of RM119.084 million representing an increase of 48.83% as compared to the sales revenue of RM80.014 million achieved during the same quarter of the previous year. The significant achievement in higher growth sales is in line with the Company's continuous expansion and improvement in its production capacity and marketing strategy.

Overall, the Company has a positive outlook towards continuous growth and securing better results in the forthcoming financial year 2005 in terms of sales revenue and profitability through the on-going effort in implementing aggressive marketing strategies, increase in production capacity to achieve better economies of scale as well as further improvements in quality, cost control and efficiency.

14. Quarterly Profits Before Tax (PBT) Comparison

On the corresponding quarter comparison, the PBT for the current quarter ended 31 August 2004 is RM14.907 million compared to RM9.411 million achieved in the quarter ended 31 August 2003, an improvement of approximately 58.4% in PBT.

15. Prospects

Top Glove, the World's largest natural rubber glove manufacturer with the vision of "Always Staying At The Top", is moving ahead rapidly and special efforts are being undertaken to improve and innovate its glove quality, marketing, productivity and cost reduction. The Group currently operates more than 120 production lines with capacity of more than 750 million pieces of gloves per month or more than 9.0 billion pieces of gloves a year. Top Glove has approximately 500 customers and exports to more than 145 countries worldwide.

The Company's new Factory 10 located next to its Factory 9 in Klang (Selangor State, Malaysia) is progressing well. Factory 10 has completed the installation and has commenced commercial production of 10 of the total 20 planned new and advance glove production lines. The remaining 10 lines are to be installed and will commence commercial production by end of February 2005.

In addition to Factory 10, the construction of a new Factory 11 commenced in August 2004 with the factory building targeted to be ready by January 2005. This new factory which is in the vicinity of its existing factories in Klang, once completed will be installed with 20 new advance glove production lines. Installation is targeted to be completed before December 2005.

With the commitment of the management team and with the continuous increase in efficiency and production capacity via technology innovation as well as construction of new glove production lines, the marketing of more value added premium glove products and further expansion of the market share, the Company is confident of achieving better results in the forthcoming financial year 2005.

16. Variance of Actual Profits from Forecast Profits

Not applicable as no profit forecast was issued.

17. Taxation

	Quarter Ended 31 August		Year To Date Ended 31 August	
	2004 RM'000	2003 RM'000	2004 RM'000	2003 RM'000
Malaysia income tax	859	916	2,946	1,495
	859	916	2,946	1,495
Deferred taxation	2,145	-	2,145	2,052
	3,004	916	5,091	3,547

The effective tax rate of the Group is lower than the statutory tax rate due to the availability of reinvestment allowance by certain subsidiaries and the tax-free status of certain overseas subsidiaries during the current financial period.

18. Profit/(Loss) on Sale of Unquoted Investments and/or Properties

There were no sales of unquoted investments and/or properties during the current interim report and financial year-to-date.

19. Purchase and Dispose of Quoted Securities

There were no purchase or disposal of quoted securities by the Group for the current quarter and financial year-to-date.

20. Status of Corporate Proposals Announced

Date of Announcement	Subject	Status
21 June 2004	Acquisition of 5.60 million ordinary shares representing 40% interest in Top Glove Medical (Thailand) Co. Ltd by Top Glove Sdn. Bhd. ("TGSB"), a wholly owned subsidiary of Top Glove for a total cash consideration of RM9.265 million ("Acquisition")	Announcement on the completion of the Acquisition was made to Bursa Securities on 11 October 2004.
20 August 2004	Propose Acquisition by TGSB of the remaining 45% interest in Top Glove (Zhangjiagang) Co Ltd ("TGZCL") consisting: - a) 30% interest in TGZCL from Zhangjiagang Medical Glove Co for a total cash consideration of USD1.26 million (approximately RM4.79 million) ("Proposed 30% Acquisition"); and b) 15% interest in TGZCL from Hadsyn Latex Co Ltd for a total cash consideration of USD0.63 million (approximately RM2.39 million) ("Proposed 15% Acquisition").	The proposal is pending the full settlement of consideration installments. As at 31 August 2004 a total of RM1.796 million has been paid for acquisition of 45% of Top Glove (Zhangjiagang) Co Ltd.
5 October 2004	a) Proposed subdivision of ordinary shares of RM1.00 each in Top Glove on the basis of two new ordinary shares of RM0.50 each for every one existing ordinary shares of RM1.00 each held in Top Glove at a date to be determine; and b) Proposed amendment to the memorandum and articles of association of Top Glove.	The proposal is subject to the approval of: (i) Securities Commission (ii) Bursa Securities (iii) Shareholders of the Company (iv) Any other relevant authorities (if applicable)

21. Group Borrowings

<u>Group Borrowings as at 31 August 2004</u>	<u>RM'000</u>
Export credit Refinancing (ECR) Bankers' Acceptance (secured)	19,759
Bank Overdrafts (secured)	7,993
Term Loan (secured)	29,566
Hire Purchase (secured)	5,805
Total facilities	63,123
Payable within 12 months	38,320
Payable after 12 months	24,803

22. Off Balance Sheet Financial Instruments

The Group uses derivative financial instruments, mainly forward foreign exchange contracts to hedge its exposure to fluctuations in foreign exchange arising from sales. The Group does not hold or issue derivative financial instruments for trading purposes.

Derivative financial instruments are not recognized in the financial statements on inception.

The details of the open foreign exchange forward contracts agreement as at 31 August 2004 are as follows :-

	Notional Amount As At 31 August 2004 RM'000
Foreign exchange forward contracts :	
Within 1 year	365,997

The above instruments are executed with credit worthy financial institutions in Malaysia. The Directors are of the view that the possibility of non-performance by these financial institutions is remote on the basis of its financial strength.

23. Material Litigation

i. Save as disclosed below, the Company and its subsidiaries are not engaged in any litigation, either as plaintiff or defendant, which has a material effect on the financial position of the Company and its subsidiaries, and the Directors do not know of any proceedings pending or threatened or of any fact likely to give to any proceedings which might materially and/or adversely affect the position or business of the Company or subsidiaries.
On 8 November 2000, TGSB, a subsidiary, was served a writ of summons by Supermax Glove Manufacturing Sdn. Bhd. (SGM) claiming damages for alleged passing off by TGSB of certain coloured boxes bearing the device of a glove containing gloves manufactured by TGSB under the brand name "Safemax" as boxes containing gloves manufactured by SGM under the brand name "Supermax".
TGSB's appointed solicitors, M/s Ranjit Ooi & Robert Low, have opined that SGM's case against TGSB is weak and unlikely to succeed.
The full particulars of the Suit, its status and the lawyer's opinion have been adequately disclosed in the Prospectus dated 16 February 2001.

ii. Top Glove Sdn. Bhd., in relation to the suit above, has filed its defence and has also filed a counterclaim in the same suit against Supermax seeking general damages for the abuse of process and/or unlawful interference with trade or business and/or the commission of deliberate and positive acts designed to injure Top Glove.

Todate, the learned Judge was not in favour of fixing trial dates until all pre-trial directions have been complied with including, inter alia, the filing of the relevant bundles of documents. The pre-trial case management was fixed for 6 July 2004 for parties to file all relevant documents for purposes of trial. This date has been extended to 1 December 2004 for pre-trial case management.

24. Dividend

The Board of Directors is pleased to propose a final dividend of 6.0% (tax exempt) amounting RM5,584,920 and a 3.0% (with tax 28%) amounting RM2,010,571 for the financial year ended 31 August 2004. The proposed final dividend (totaling 9% and amounting to RM7,595,491) is subject to the shareholders' approval in the forthcoming Annual General Meeting.

The Company had earlier declared an interim dividend of 5% (tax exempt) amounting to RM4,651,200 on 5 July 2004 in conjunction with the 3rd quarter ended 31 May 2004 financial results announcement. (Payment of the interim dividend was made on 6 September 2004.)

Thus, on the full year basis, subject to the shareholders' approval for the final dividend, the total dividend declared by the Company for financial year ended 31 August 2004 is 14% amounting to RM12,246,691. For the previous financial year ended 31 August 2003 the total dividend paid was 12% amounting to RM9,549,736.

Record of dividends paid in respect of previous financial year ended 31 August 2003

Date approved	Type of dividend	Dividend Rate	Amount Paid (RM)	Payment date
8/7/2003	Interim dividend	4% (tax exempt)	3,682,880.00	5/9/2003
9/1/2004	Special dividend	2% (tax exempt)	1,856,600.00	3/3/2004
9/1/2004	Final dividend	6% (with 28% tax)	4,010,256.00	3/3/2004
	Total dividend for financial year ended 31/8/2003	**12%**	**9,549,736.00**	

25. Earnings Per Share

	Quarter Ended 31 August 2004	Quarter Ended 31 August 2003	Year To Date Ended 31 August 2004	Year To Date Ended 31 August 2003
Net profit attributable to ordinary shareholders (RM'000)	11,764	7,900	39,509	25,258
Basic				
Number of ordinary shares ('000 shares)	65,000	65,000	65,000	65,000
Adjusted for bonus issue of 26,000,000 shares allotted on 28 March 2003	26,000	26,000	26,000	26,000
ESOS Shares Subscription ('000 shares):				
Number of shares subscribed on 05 July 2003	783	783	783	783
Number of shares subscribed on 21 July 2003	170	170	170	170
Number of shares subscribed on 05 Aug 2003	119	119	119	119
Number of shares subscribed on 21 Aug 2003	125	125	125	125
Number of shares subscribed on 05 Sept 2003	108	-	108	-
Number of shares subscribed on 21 Sept 2003	109	-	109	-
Number of shares subscribed on 05 Oct 2003	59	-	59	-
Number of shares subscribed on 21 Oct 2003	110	-	110	-
Number of shares subscribed on 21 Nov 2003	97	-	97	-
Number of shares subscribed on 21 Dec 2003	30	-	30	-
Number of shares subscribed on 19 Jan 2004	120	-	120	-
Number of shares subscribed on 21 Feb 2004	39	-	39	-
Number of shares subscribed on 21 Mar 2004	30	-	30	-
Number of shares subscribed on 21 Apr 2004	27	-	27	-
Number of shares subscribed on 21 May 2004	4	-	4	-
Number of shares subscribed on 21 June 2004	35	-	35	-
Number of shares subscribed on 21 July 2004	59	-	59	-
Number of shares subscribed on 21 Aug 2004	35	-	35	-
Total number of ordinary shares ('000)	93,059	92,197	93,059	92,197
Adjusted weighted average number of ordinary shares ('000)	92,785	91,153	92,785	91,153
Basic earnings per ordinary share (sen)	12.68	8.67	42.58	27.71

Diluted				
Adjusted weighted average number of ordinary shares ('000)	92,785	91,153	92,785	91,153
ESOS :				
No. of unissued shares	1,793	671	1,793	671
No. of shares that would have been issued at fair value	(1,508)	(307)	(1,508)	(307)
Diluted weighted average number of ordinary shares ('000)	93,070	91,517	93,070	91,517
Diluted earnings per ordinary share (sen)	12.64	8.63	42.45	27.60

By Order Of The Board,

Presented by : Mr. Chee Ban Tuck/ Finance Manager
Telephone : 03-3392 7880 Fax : 03-3392 9160
E-mail : btchee@topglove.com.my

AWARDED
ISO 9001

TOP GLOVE CORPORATION BHD.

(Company No. 474423-X)
Public Listed Company on KLSE Main Board
Latex Gloves Manufacturer and Exporter
Lot 4969, Jalan Teratai, Batu 6, Off Jalan Meru,
41050 Klang, Selangor D.E., Malaysia.
Tel: 603-33921992 / 603-33921905 Fax: 603-33921291 / 603-33928410
Homepages : (i) www.topglove.com.my (ii) http://topglove.asiaep.com
E-mails : (i) top@topglove.com.my (ii) topg@po.jaring.my

1998 to 2003
Celebrating Malaysia's Enterprising Spirit

CONDENSED CONSOLIDATED INCOME STATEMENT
FOR THE QUARTER ENDED 31 AUGUST 2004

	Current Quarter Ended	Corresponding Quarter Ended	Cumulative Year To Date	Corresponding Year To Date
	31-Aug-2004	31-Aug-2003	31-Aug-2004	31-Aug-2003
	RM'000	RM'000	RM'000	RM'000
Revenue	119,084	80,014	413,967	265,089
Operating Expenses	(104,890)	(70,366)	(368,898)	(235,251)
Other Operating Income	1,055	241	1,903	426
Profit From Operations	15,249	9,889	46,972	30,264
Finance Costs	(357)	(538)	(2,118)	(1,109)
Interest Income	15	60	76	109
Profit Before Taxation	14,907	9,411	44,930	29,264
Taxation	(3,004)	(916)	(5,091)	(3,547)
Profit After Taxation	11,903	8,495	39,839	25,717
Minority Interest	(139)	(595)	(330)	(459)
Net Profit For The Period	11,764	7,900	39,509	25,258
Earnings Per Share (sen)				
Basic	12.68	8.67	42.58	27.71
Diluted	12.64	8.63	42.45	27.60

Remarks : the calculation of basic earnings per share for both the current quarter and the corresponding quarter ended 31 Aug 2003 is based on the weighted average of issued and paid up share capital of 92,785,000 and 91,153,000 shares respectively.

The Condensed Consolidated Income Statement should be read in conjunction with the Annual Financial Report for the year ended 31 August 2003

TOP GLOVE CORPORATION BHD.
(Company No. 474423-X)
(Incorporated in Malaysia)

CONDENSED CONSOLIDATED BALANCE SHEET
AS AT 31 AUGUST 2004

	Balance as at 31-Aug-2004 RM'000	Balance as at 31-Aug-2003 RM'000
Property, Plant and Equipment	178,225	137,134
Other Investment	44	15
Goodwill Arise from Consolidation	5,698	-
Current Assets		
Inventories	40,003	32,166
Trade Receivables	62,150	45,678
Other Receivables and Deposits	5,585	5,101
Cash and Bank Balances	24,641	17,004
	132,379	99,949
Current Liabilities		
Trade Payables	48,130	33,103
Other Payables and Accruals	28,369	19,630
Short Term Borrowings	38,320	21,522
Provision for Taxation	1,960	565
Dividend Payable	4,651	3,683
	121,430	78,503
Net Current Assets	10,949	21,446
	194,916	158,595
Fianced by :		
Share Capital	93,059	92,197
Share premium	2,279	876
Revaluation reserve	-	-
Retained profit	66,421	37,143
Others (foreign exchange reserve)	247	354
Shareholders' Equity	162,006	130,570
Minority Interest	1,189	11,502
	163,195	142,072
Long Term Liabilities		
Long Term Borrowings	24,803	11,768
Deferred Taxation	6,918	4,755
	194,916	158,595
Net Tangible Assets per share (RM)	1.680	1.416

The Condensed Consolidated Balance Sheet should be read in conjunction with the Annual Financial Report for the year ended 31 August 2003

TOP GLOVE CORPORATION BHD.
(Company No. 474423-X)
(Incorporated in Malaysia)

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE QUARTER ENDED 31 AUGUST 2004

	Share Capital RM'000	Reserve Attributable to Capital RM'000 (Share Premium)	Reserve Attributable to Revenue RM'000 (Foreign Exchange Translation)	Retained Profits RM'000	Total RM'000
12 Months Ended 31 August 2004					
Balance as at 01 September 2003	92,197	876	354	37,143	130,570
Movement during the period (cumulative)	-	(10)	(107)	39,509	39,392
ESOS share subscription during the year	862	1,413	-	-	2,275
Acquisition of Subsidiaries	-	-	-	286	286
Dividend					
- Payment on 3/3/04 - 6% (less 28% tax) (Second & final dividend for F/Y 2003)	-	-	-	(4,010)	(4,010)
- Payment on 3/3/04 - 2% (tax exempt) (Special dividend for F/Y 2003)	-	-	-	(1,856)	(1,856)
- Provision for first interim dividend - 5% (tax exempt) for F/Y 2004	-	-	-	(4,651)	(4,651)
Balance as at 31 August 2004	93,059	2,279	247	66,421	162,006
12 Months Ended 31 August 2003					
Balance as at 01 September 2002	65,000	13,615	(337)	30,858	109,136
Movement during the period (cumulative)	-	(98)	691	25,259	25,852
Bonus Share Issues - 26,000,000	26,000	(13,517)	-	(12,483)	-
ESOS share subscription during the year	1,197	876	-	-	2,073
Dividend					
- Payment on 27/2/03 - 6% (less 28% tax) (First & final dividend for F/Y 2002)	-	-	-	(2,808)	(2,808)
- Provision for first interim dividend - 4% (tax exempt) for F/Y 2003	-	-	-	(3,683)	(3,683)
Balance as at 31 August 2003	92,197	876	354	37,143	130,570

TOP GLOVE CORPORATION BHD.

(Company No. 474423-X)
(Incorporated in Malaysia)

CONDENSED CONSOLIDATED CASH FLOW STATEMENT
FOR THE QUARTER ENDED 31 AUGUST 2004

	Current Year To Date Ended 31-Aug-2004 RM'000	Corresponding Year To Date Ended 31-Aug-2003 RM'000
Cash Flows From Operating Activities		
Profit before taxation	44,930	29,264
Adjustments for :		
Depreciation	13,376	9,082
(Gain)/Loss on disposal of property, plant and equipment	-	(189)
Operating profit before changes in working capital	58,306	38,157
Changes in working capital		
Net change in current assets	(24,793)	(23,324)
Net change in current liabilities	24,939	30,437
Cash flows from operating activities	58,452	45,270
Tax paid	(1,534)	(1,253)
Net cash flows from operating activities	56,918	44,017
Cash flows from investing activities		
Purchase of aditional shares in subsidiaries	(8,459)	-
Purchase of Investment	(28)	(1)
Proceeds from disposal of property, plant and equipment	-	1,310
Purchase of property, plant and equipment	(54,467)	(61,063)
	(6,036)	(15,737)
Cash flows from financing activities		
Dividend paid	(9,550)	(2,808)
Increase in subsidiaries share capital	-	8,187
Increase in share capital	2,265	1,975
Increase of long term liabilities	13,035	8,686
Net change in cash and cash equivalents	(286)	303
Cash and cash equivalents at beginning of year	16,934	16,631
Cash and cash equivalents at end of period	16,648	16,934
Breakdown of cash and cash equivalents at end of period		
Bank and cash balances	24,641	17,004
Bank overdrafts	(7,993)	(70)
	16,648	16,934

The Condensed Consolidated Cash Flow Statements should be read in conjunction with the Annual Financial Report for the year ended 31 August 2003

The Condensed Consolidated Statement Of Changes In Equity should be read in conjunction with the Annual Financial Report for the year ended 31 August 2003

Financial Results
Reference No **TG-050105-62836**

Company Name	:	**TOP GLOVE CORPORATION BHD**
Stock Name	:	**TOPGLOV**
Date Announced	:	**05/01/2005**
Quarterly report for the financial period ended	:	**30/11/2004**
Quarter	:	**1**
Financial Year End	:	**31/08/2005**
The figures	:	**have not been audited**

Converted attachment :

Please attach the full Quarterly Report here:

TopGlove-1Q05 financial.xls TopGlove-1Q05 notes.doc

Remark:

SUMMARY OF KEY FINANCIAL INFORMATION
30/11/2004

		INDIVIDUAL PERIOD		CUMULATIVE PERIOD	
		CURRENT YEAR QUARTER	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE	PRECEDING YEAR CORRESPONDING PERIOD
		30/11/2004	30/11/2003	30/11/2004	30/11/2003
		RM'000	RM'000	RM'000	RM'000
1	Revenue	**139,127**	**87,931**	**139,127**	**87,931**
2	Profit/(loss) before tax	**14,957**	**9,322**	**14,957**	**9,322**
3	Profit/(loss) after tax and minority interest	**12,912**	**8,505**	**12,912**	**8,505**
4	Net profit/(loss) for the period	**12,912**	**8,505**	**12,912**	**8,505**
5	Basic earnings/ (loss) per shares (sen)	**13.89**	**9.29**	**13.89**	**9.29**
6	Dividend per share (sen)	**0.00**	**0.00**	**0.00**	**0.00**

		AS AT END OF CURRENT QUARTER	AS AT PRECEDING FINANCIAL YEAR END
7	Net tangible assets per share (RM)	1.8200	1.6780

Note: For full text of the above announcement, please access the KLSE Web site at www.klse.com.my

Remarks :

The calculation of basic earnings per share for both the current quarter ended 30 November 2004 and the corresponding quarter ended 30 November 2003 is based on the weighted average of issued and paid up share capital of 92,936,000 and 91,522,000 shares respectively.

TOP GLOVE CORPORATION BHD.

(Company No. 474423-X)
Public Listed Company on Bursa Malaysia Main Board
Latex Gloves Manufacturer and Exporter
Lot 4969, Jalan Teratai, Batu 6, Off Jalan Meru,
41050 Klang, Selangor D.E., Malaysia.
Tel: 603-33921992 / 603-33921905 Fax: 603-33921291 / 603-33928410
Homepages : (i) www.topglove.com.my (ii) http://topglove.asiaep.com
E-mails : (i) top@topglove.com.my (ii) topg@po.jaring.my

AWARDED
ISO 9001

Enterprise
1998 to 2004
Celebrating Malaysia's Enterprising Spirit

CONDENSED CONSOLIDATED INCOME STATEMENT
FOR THE QUARTER ENDED 30 NOVEMBER 2004

	Current Quarter Ended	Corresponding Quarter Ended	Cumulative Year To Date	Corresponding Year To Date
	30-Nov-2004	30-Nov-2003	30-Nov-2004	30-Nov-2003
	RM'000	RM'000	RM'000	RM'000
Revenue	139,127	87,931	139,127	87,931
Operating Expenses	(123,614)	(78,238)	(123,614)	(78,238)
Other Operating Income	432	79	432	79
Profit From Operations	15,945	9,772	15,945	9,772
Finance Costs	(1,003)	(462)	(1,003)	(462)
Interest Income	15	12	15	12
Profit Before Taxation	14,957	9,322	14,957	9,322
Taxation	(2,024)	(715)	(2,024)	(715)
Profit After Taxation	12,933	8,607	12,933	8,607
Minority Interest	(21)	(102)	(21)	(102)
Net Profit For The Period	12,912	8,505	12,912	8,505
Earnings Per Share (sen)				
Basic	13.89	9.29	13.89	9.29
Diluted	13.84	9.28	13.84	9.28

Remarks : the calculation of basic earnings per share for both the current quarter ended 30 November 2004 and the corresponding quarter ended 30 November 2003 is based on the weighted average of issued and paid up share capital of 92,936,000 and 91,522,000 shares respectively.

The Condensed Consolidated Income Statement should be read in conjunction with the Annual Financial Report for the year ended 31 August 2004

TOP GLOVE CORPORATION BHD.
(Company No. 474423-X)
(Incorporated in Malaysia)

CONDENSED CONSOLIDATED BALANCE SHEET
AS AT 30 NOVEMBER 2004

	Balance as at 30-Nov-2004 RM'000	Balance as at 31-Aug-2004 RM'000
Property, Plant and Equipment	192,942	178,205
Other Investment	139	44
Goodwill Arise from Consolidation	5,325	5,330
Current Assets		
Inventories	47,958	40,305
Trade Receivables	76,157	61,594
Other Receivables and Deposits	7,250	5,355
Cash and Bank Balances	25,437	24,611
	156,802	131,865
Current Liabilities		
Trade Payables	55,387	50,030
Other Payables and Accruals	19,938	26,207
Short Term Borrowings	59,612	39,955
Provision for Taxation	3,523	1,850
Dividend Payable	-	4,651
	138,460	122,693
Net Current Assets	18,342	9,172
	216,748	192,751
Fianced by :		
Share Capital	93,151	93,059
Share premium	2,744	2,279
Revaluation reserve	-	-
Retained profit	79,072	66,160
Others (foreign exchange reserve)	222	5
Shareholders' Equity	175,189	161,503
Minority Interest	1,200	1,163
	176,389	162,666
Long Term Liabilities		
Long Term Borrowings	33,214	23,167
Deferred Taxation	7,145	6,918
	216,748	192,751
Net Tangible Assets per share (RM)	1.824	1.678

The Condensed Consolidated Balance Sheet should be read in conjunction with the Annual Financial Report for the year ended 31 August 2004

TOP GLOVE CORPORATION BHD.

(Company No. 474423-X)
(Incorporated in Malaysia)

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE QUARTER ENDED 30 NOVEMBER 2004

	Share Capital RM'000	Reserve Attributable to Capital RM'000 (Share Premium)	Reserve Attributable to Revenue RM'000 (Foreign Exchange Translation)	Retained Profits RM'000	Total RM'000
3 Months Ended 30 November 2004					
Balance as at 01 September 2004	93,059	2,279	5	66,160	161,503
Movement during the period (cumulative)	-	-	217	12,912	13,129
ESOS share subscription during the year	92	465	-	-	557
Balance as at 30 Novemebr 2004	93,151	2,744	222	79,072	175,189
3 Months Ended 30 November 2003					
Balance as at 01 September 2003	92,197	876	354	37,143	130,570
Movement during the period (cumulative)	-	-	(36)	8,505	8,469
ESOS share subscription during the year	483	421	-	-	904
Balance as at 30 November 2003	92,680	1,297	318	45,648	139,943

The Condensed Consolidated Statement Of Changes In Equity should be read in conjunction with the Annual Financial Report for the year ended 31 August 2004

TOP GLOVE CORPORATION BHD.
(Company No. 474423-X)
(Incorporated in Malaysia)

CONDENSED CONSOLIDATED CASH FLOW STATEMENT
FOR THE QUARTER ENDED 30 NOVEMBER 2004

	Current Year To Date Ended 30-Nov-2004 RM'000	Corresponding Year To Date Ended 30-Nov-2003 RM'000
Cash Flows From Operating Activities		
Profit before taxation	14,957	9,322
Adjustments for :		
Depreciation	4,162	2,832
(Gain)/Loss on disposal of property, plant and equipment	-	-
Operating profit before changes in working capital	19,119	12,154
Changes in working capital		
Net change in current assets	(24,111)	(13,672)
Net change in current liabilities	12,297	1,326
Cash flows from operating activities	7,305	(192)
Tax paid	(124)	(244)
Net cash flows from operating activities	7,181	(436)
Cash flows from investing activities		
Purchase of aditional shares in subsidiaries	5	-
Purchase of Investment	(95)	-
Proceeds from disposal of property, plant and equipment	-	-
Purchase of property, plant and equipment	(18,899)	(6,456)
	(11,808)	(6,892)
Cash flows from financing activities		
Dividend paid	(4,651)	(3,683)
Increase in subsidiaries share capital	-	-
Increase in share capital	557	904
Increase of long term liabilities	10,047	1,105
Net change in cash and cash equivalents	(5,855)	(8,566)
Cash and cash equivalents at beginning of year	16,618	16,934
Cash and cash equivalents at end of period	10,763	8,368
Breakdown of cash and cash equivalents at end of period		
Bank and cash balances	25,437	11,605
Bank overdrafts	(14,674)	(3,237)
	10,763	8,368

The Condensed Consolidated Cash Flow Statements should be read in conjunction with the Annual Financial Report for the year ended 31 August 2004

AWARDED
ISO 9001

TOP GLOVE CORPORATION BHD.

(Company No. 474423-X)
Public Listed Company on Bursa Malaysia Main Board
Latex Gloves Manufacturer and Exporter
Lot 4969, Jalan Teratai, Batu 6, Off Jalan Meru,
41050 Klang, Selangor D.E., Malaysia.
Tel: 603-33921992 / 603-33921905 Fax: 603-33921291 / 603-33928410
Homepages : (i) www.topglove.com.my (ii) http://topglove.asiaep.com
E-mails : (i) top@topglove.com.my (ii) topg@po.jaring.my

NOTES TO THE INTERIM FINACIAL STATEMENTS FOR THE QUARTER ENDED 30 NOVEMBER 2004

1. Basis of Preparation

The interim financial report is unaudited and has been prepared in accordance with MASB 26, Interim Financial Reporting. The interim financial report should be read in conjunction with the audited financial statements for the Group for the financial year ended 31 August 2004.

The accounting policies and methods of computation adopted in the interim financial report are consistent with those adopted in the audited financial statements as at 31 August 2004.

2. Auditors' Report

The audited financial statements for the financial year ended 31 August 2004 was not subject to any qualification.

3. Seasonal or Cyclical Factors

The operations of the Group were not affected by any seasonal or cyclical factors in view of its well-diversified world markets and the nature of the Company's products being mainly disposable gloves.

4. Extraordinary and Exceptional Items

There were no extraordinary and exceptional items of unusual nature affecting assets, liabilities, equity, net income, or cash flows in the interim financial report ended 30 November 2004.

5. Changes in Estimates of Amounts Reported Previously

There were no material changes in estimates of amounts reported in prior interim periods or prior financial year that have a material effect in the current financial year to-date.

6. Debts and Equity Securities

6.1) The Employee Share Option Scheme ("ESOS") of the Company was officially implemented on 29 April 2003. During the current quarter ended 30 November 2004, a total of 91,500 new ordinary shares were issued and allotted pursuant to the exercise of the ESOS. The details of the issued and paid-up capital of the Company as at 30 November 2004 are as follow :-

	No. of shares	RM
As at 31 August 2004	93,059,000	93,059,000
Ordinary shares issued pursuant to the ESOS	91,500	91,500
As at 30 November 2004	93,150,500	93,150,500

Other than the above, there were no issuance and repayment of debt and equity securities, share buy-backs, share cancellations, shares held as treasury shares and resale of treasury shares for the current financial year-to-date.

7. Dividends Paid

For the financial year ended **31 August 2003**, the company made the following dividend payments : -

i) On 5 September 2003, an interim dividend of 4% (tax exempt) totaling RM3,682,880 was paid; and
ii) On 3 March 2004, the Company paid a total dividend of RM RM5,866,856 consisting of a final dividend of 6.0% (with tax 28%) amounting RM4,010,256 (after netting off 28% tax) and a special dividend of 2% (tax exempt) amounting RM1,856,600 which were approved in the Company's Annual General Meeting held on 9 January 2004.

The total dividend paid by the Company in respect of the financial year ended 31 August 2003 was 12% represented by a net payment of RM9,549,736.

For the financial year ended **31 August 2004,** the Company had made payment for the 5% (tax exempt) interim dividend on 6 September 2004 amounting RM4,651,200, that was declared on 5 July 2004 in conjunction with the 3rd quarter ended 31 May 2004's financial results announcement.

8. Segmental Reporting

a. Primary reporting segment – Geographical segments.

The Group operates in three principal geographical areas of the world and is primarily involved in the gloves manufacturing industry.

The directors are of the opinion that all inter-segment transaction have been entered into the normal course of business and have been established on terms and conditions that are not materially different from those obtainable in transactions with unrelated parties.

30 November 2004

	Malaysia RM'000	Thailand RM'000	Others RM'000	Eliminations RM'000	Consolidated RM'000
Revenue					
External sales	102,948	21,038	15,141	-	139,127
Inter-segment sales	4,465	2,240	3,123	(9,828)	-
Total Revenue	107,413	23,278	18,264	(9,828)	139,127
Result					
Profit/(loss) from operations	14,351	943	651		15,945
Finance cost, net					(988)
Taxation					(2,024)
Profit after tax					12,933
Minority interests					(21)
Net profit for the period					12,912
Assets					
Segment assets	254,683	51,945	43,255		349,883
Goodwill arising From consolidation					5,325
Liabilities					
Segment liabilities	126,484	24,633	27,702		178,819
Other information					
Capital expenditure	10,270	5,888	2,741		18,899
Depreciation	3,395	546	221		4,162

b. Secondary reporting segment – Business segments

As the Group is principally involved in gloves manufacturing industry, segment reporting by business segment is not prepared.

9. Valuation of Property and Equipment

There was no revaluation of property, plant and equipment bought forward from the pervious audited financial statements, as the Group does not adopt a revaluation policy on its property, plant and equipment.

10. Material Events Subsequent to the End of the Interim Reported

There were no significant subsequent events after the end of the interim period to date of this announcement, which will materially affect the earnings or income of the Group.

11. Changes in the Composition of the Group

There were no significant changes in the composition of the Group for the quarter, other than the completion announcement on the acquisition of the remaining 40% of Top Glove Medical (Thailand) Co Ltd (details as disclosed in note 20).

12. Contingent Liabilities

There were no significant changes in contingent liabilities since the last annual balance sheet date and there were no contingent liabilities pending at the date of this report except, the material litigation as disclosed in note 23 below.

ADDITIONAL INFORMATION REQUIRED BY THE BURSA MALAYSIA'S LISTING REQUIREMENTS

13. Review of Performance

For the quarter ended 30 November 2004, the Group recorded sales revenue of RM139.127 million representing an increase of 58% when compared to the sales revenue of RM87.931 million achieved during the same quarter of the previous financial year, whereas, profit before tax for the quarter under review increased to RM14.957 from RM9.322 million registered for the quarter ended 30 November 2003, representing an increased of more than 60%. The significant achievement in higher growth sales and profit is in line with the Group's continuous expansion and improvement in its production capacity and marketing strategy.

Overall, the Group has a positive outlook towards continuous growth and in securing better results in the forthcoming quarters for the financial year ending 31 August 2005 in terms of sales revenue and profitability through the on-going effort in implementing aggressive marketing strategies, increase in production capacity to achieve better economies of scale, as well as, further improvements in quality, cost control and efficiency.

14. Quarterly Profits Before Tax (PBT) Comparison

On a current quarter and preceding quarter comparison, the Group continued to register a marginal increase in PBT for the quarter under review, registering a PBT of RM14.957 million as compared to RM14.907 million achieved in the previous quarter ended 31 August 2004.

15. Prospects

Top Glove, the World's largest natural rubber glove manufacturer with the vision of "Always Staying At The Top", is moving ahead rapidly and special efforts are being undertaken to improve and innovate its glove quality, marketing, productivity and cost reduction. The Group currently operates more than 150 production lines with capacity of more than 12.0 billion pieces of gloves a year. Top Glove has approximately 600 customers and exports to more than 160 countries worldwide.

The Company's newest facility, Factory 10, which is located next to its Factory 9 in Klang (Selangor State, Malaysia), is progressing well. To date, Factory 10 has completed the installation and has commenced commercial production of 16 of the total 20 planned new and advance glove production lines. The remaining 4 lines are currently being installed and will commence commercial production by 28 February 2005.

In addition to Factory 10, the construction of a new Factory 11 that commenced in August 2004 with the factory building targeted to be ready by 28 February 2005. This new factory which is in the vicinity of its existing factories in Klang, will be installed with 20 new advance glove production lines upon completion of the building. Installation is targeted to be completed before December 2005.

With the commitment of the management team and with the continuous increase in efficiency and production capacity via technology innovation as well as construction of new glove production lines, the marketing of more value added premium glove products and further expansion of the market share, the Company is confident of achieving better results in the current financial year.

16. Variance of Actual Profits from Forecast Profits

Not applicable as no profit forecast was issued.

17. Taxation

	Quarter Ended 30 November		Year To Date Ended 30 November	
	2004 RM'000	2003 RM'000	2004 RM'000	2003 RM'000
Malaysia income tax	1,797	870	1,797	870
Under/(Over) provision in prior year	-	(155)	-	(155)
	1,797	715	1,797	715
Deferred taxation	227	-	227	-
	2,024	715	2,024	715

The effective tax rate of the Group is lower than the statutory tax rate due to the availability of reinvestment allowance by certain subsidiaries and the tax-free status of certain overseas subsidiaries during the current financial period.

18. Profit/(Loss) on Sale of Unquoted Investments and/or Properties

There were no sales of unquoted investments and/or properties during the current interim report and financial year-to-date.

19. Purchase and Dispose of Quoted Securities

There was no purchase or disposal of quoted securities by the Group for the current quarter and financial year-to-date.

20. Status of Corporate Proposals Announced

Date of Announcement	Subject	Status
20 August 2004	Propose Acquisition by TGSB of the remaining 45% interest in Top Glove (Zhangjiagang) Co Ltd ("TGZCL") consisting: - a) 30% interest in TGZCL from Zhangjiagang Medical Glove Co for a total cash consideration of USD1.26 million (approximately RM4.79 million) ("Proposed 30% Acquisition"); and b) 15% interest in TGZCL from Hadsyn Latex Co Ltd for a total cash consideration of USD0.63 million (approximately RM2.39 million) ("Proposed 15% Acquisition").	Announcement on the completion of the Acquisition was made to Bursa Securities on 8 December 2004.
5 October 2004	a) Proposed subdivision of ordinary shares of RM1.00 each in Top Glove on the basis of two new ordinary shares of RM0.50 each for every one existing ordinary shares of RM1.00 each held in Top Glove at a date to be determine; and b) Proposed amendment to the memorandum and articles of association of Top Glove.	The proposal is subject to the approval of: (i) Securities Commission which was obtained on 10 December 2004 ; (ii) Bursa Securities which was obtained on 6 December 2004; and (iii) Shareholders of the Company at an Extraordinary General Meeting to be convened on 11 January 2005.

21. Group Borrowings

Group Borrowings as at 30 November 2004	RM'000
Export credit Refinancing (ECR) Bankers' Acceptance (secured)	34,310
Bank Overdrafts (secured)	14,674
Term Loan (secured)	38,917
Hire Purchase (secured)	4,925
Total facilities	92,826
Payable within 12 months	59,612
Payable after 12 months	33,214

22. Off Balance Sheet Financial Instruments

The Group uses derivative financial instruments, mainly forward foreign exchange contracts to hedge its exposure to fluctuations in foreign exchange arising from sales. The Group does not hold or issue derivative financial instruments for trading purposes.

Derivative financial instruments are not recognized in the financial statements on inception.

The details of the open foreign exchange forward contracts agreement as at 30 November 2004 are as follows :-

	Notional Amount As At 30 November 2004 RM'000
Foreign exchange forward contracts : Within 1 year	365,556

The above instruments are executed with credit worthy financial institutions in Malaysia. The Directors are of the view that the possibility of non-performance by these financial institutions is remote on the basis of its financial strength.

23. Material Litigation

Save as disclosed below, the Company and its subsidiaries are not engaged in any litigation, either as plaintiff or defendant, which has a material effect on the financial position of the Company and its subsidiaries, and the Directors do not know of any proceedings pending or threatened or of any fact likely to give to any proceedings which might materially and/or adversely affect the position or business of the Company or subsidiaries.

i. On 8 November 2000, Top Glove Sdn Bhd ("TGSB"), a subsidiary of the Company, was served a writ of summons by Supermax Glove Manufacturing Sdn. Bhd. (SGM) claiming damages for alleged passing off by TGSB of certain coloured boxes bearing the device of a glove containing gloves manufactured by TGSB under the brand name "Safemax" as boxes containing gloves manufactured by SGM under the brand name "Supermax". TGSB's appointed solicitors, M/s Ranjit Ooi & Robert Low, have opined that SGM's case against TGSB is weak and unlikely to succeed.
The full particulars of the Suit, its status and the lawyer's opinion have been adequately disclosed in the Prospectus dated 16 February 2001.

ii. TGSB, in relation to the suit above, has filed its defence and has also filed a counterclaim in the same suit against SGM seeking general damages for the abuse of process and/or unlawful interference with trade or business and/or the commission of deliberate and positive acts designed to injure Top Glove.

Todate, the learned Judge was not in favour of fixing trial dates until all pre-trial directions have been complied with including, inter alia, the filing of the relevant bundles of documents. The pre-trial case management was fixed for 6 July 2004 for parties to file all relevant documents for purposes of trial. This date has been extended to 14 April 2005 for mention for pre-trial case management.

iii. TGSB, had commenced legal proceedings against SGM, pursuant to a writ filed at the Shah Alam High Court on 10 November 2004

TGSB among others are claiming for general, aggravated and exemplary damages for maliciously distributing and publishing defamatory words contained in documents relating to Summon No.22-431-2000 filed by SGM at the Shah Alam High Court. TGSB among others avers that SGM had with mala fide distributed the said documents with intent to lower TGSB's reputation. SGM had also published defamatory words in its Quarterly Reports

announced by its holding company, Supermax Corporation Berhad to Bursa Malaysia Securities Berhad in years 2000 and 2001. The commencement of legal proceeding was announced to Bursa Securities on 20 December 2004.

24. Dividend

No dividend was proposed by the Board of Directors for the current quarter under review.

The Board of Directors had proposed a final dividend of 6.0% (tax exempt) amounting RM5,584,920 and a 3.0% (with tax 28%) amounting RM2,010,571 for the financial year ended 31 August 2004. The proposed final dividend (totaling 9% and amounting to RM7,595,491) is subject to the shareholders' approval in the forthcoming Annual General Meeting.

The Company had earlier declared an interim dividend of 5% (tax exempt) amounting to RM4,651,200 on 5 July 2004 in conjunction with the 3rd quarter ended 31 May 2004 financial results announcement. (Payment of the interim dividend was made on 6 September 2004.)

Thus, on the full year basis, subject to the shareholders' approval for the final dividend, the total dividend declared by the Company for financial year ended 31 August 2004 is 14% amounting to RM12,246,691. For the financial year ended 31 August 2003 the total dividend paid was 12% amounting to RM9,549,736.

Record of dividends paid in respect of previous financial year ended 31 August 2003

Date approved	Type of dividend	Dividend Rate	Amount Paid (RM)	Payment date
8/7/2003	Interim dividend	4% (tax exempt)	3,682,880.00	5/9/2003
9/1/2004	Special dividend	2% (tax exempt)	1,856,600.00	3/3/2004
9/1/2004	Final dividend	6% (with 28% tax)	4,010,256.00	3/3/2004
	Total dividend for financial year ended 31/8/2003	**12%**	**9,549,736.00**	

25. Earnings Per Share

	Quarter Ended 30 November		Year To Date Ended 30 November	
	2004	**2003**	**2004**	**2003**
Net profit attributable to ordinary shareholders (RM'000)	12,912	8,505	12,912	8,505
Basic				
Number of ordinary shares ('000 shares)	65,000	65,000	65,000	65,000
Adjusted for bonus issue of 26,000,000 shares allotted on 28 March 2003	26,000	26,000	26,000	26,000
ESOS Shares Subscription ('000 shares):	2,151	1,680	2,151	1,680
Total number of ordinary shares ('000)	93,151	92,680	93,151	92,680
Adjusted weighted average number of ordinary shares ('000)	92,936	91,522	92,936	91,522
Basic earnings per ordinary share (sen)	13.89	9.29	13.89	9.29

Diluted				
Adjusted weighted average number of ordinary shares ('000)	92,936	91,522	92,936	91,522
ESOS :				
No. of unissued shares	1,897	253	1,897	253
No. of shares that would have been issued at fair value	(1,549)	(122)	(1,549)	(122)
Diluted weighted average number of ordinary shares ('000)	93,284	91,653	93,284	91,653
Diluted earnings per ordinary share (sen)	13.84	9.28	13.84	9.28

Financial Results
Reference No **TG-050405-62403**

Company Name	:	**TOP GLOVE CORPORATION BHD**
Stock Name	:	**TOPGLOV**
Date Announced	:	**05/04/2005**
Quarterly report for the financial period ended	:	**28/02/2005**
Quarter	:	**2**
Financial Year End	:	**31/08/2005**
The figures	:	**have not been audited**

Converted attachment :

Please attach the full Quarterly Report here:

TopGlove- 2Q05 financial.xls TopGlove- 2Q05 notes.doc

Remark:

SUMMARY OF KEY FINANCIAL INFORMATION
28/02/2005

		INDIVIDUAL PERIOD		CUMULATIVE PERIOD	
		CURRENT YEAR QUARTER	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE	PRECEDING YEAR CORRESPONDING PERIOD
		28/02/2005	29/02/2004	28/02/2005	29/02/2004
		RM'000	RM'000	RM'000	RM'000
1	Revenue	**148,745**	**95,603**	**287,872**	**183,534**
2	Profit/(loss) before tax	**16,048**	**9,897**	**31,004**	**19,219**
3	Profit/(loss) after tax and minority interest	**13,923**	**9,207**	**26,835**	**17,712**
4	Net profit/(loss) for the period	**13,923**	**9,207**	**26,835**	**17,712**
5	Basic earnings/(loss) per shares (sen)	**7.46**	**5.01**	**14.36**	**9.63**
6	Dividend per share (sen)	**0.00**	**0.00**	**0.00**	**0.00**

AS AT END OF CURRENT	**AS AT PRECEDING FINANCIAL YEAR**

		QUARTER	END
7	Net tangible assets per share (RM)	0.9590	0.8390

Note: For full text of the above announcement, please access the KLSE Web site at www.klse.com.my

Remarks :

Remarks : the calculation of basic earnings per share for both the current quarter ended 28 February 2005 and the corresponding quarter ended 29 February 2004 are based on the weighted average of issued and paid up share capital of 186,538,000 and 183,920,000 shares respectively.

For comparative purpose, the Earnings Per Share and the Net Tangible Asset Per Share for quarter and year-to-date ended 29 February 2004 have beed adjusted to reflect the subdivision of shares from one ordinary share of RM1.00 to two ordinary shares RM0.50 each.

TOP GLOVE CORPORATION BHD.

(Company No. 474423-X)
Public Listed Company on Bursa Malaysia Main Board
Latex Gloves Manufacturer and Exporter
Lot 4969, Jalan Teratai, Batu 6, Off Jalan Meru,
41050 Klang, Selangor D.E., Malaysia.
Tel: 603-33921992 / 603-33921905 Fax: 603-33921291 / 603-33928410
Homepages : (i) www.topglove.com.my (ii) http://topglove.asiaep.com
E-mails : (i) top@topglove.com.my (ii) topg@po.jaring.my

NOTES TO THE INTERIM FINACIAL STATEMENTS FOR THE QUARTER ENDED 28 FEBRUARY 2005

1. Basis of Preparation

The interim financial report is unaudited and has been prepared in accordance with MASB 26, Interim Financial Reporting. The interim financial report should be read in conjunction with the audited financial statements for the Group for the financial year ended 31 August 2004.

The accounting policies and methods of computation adopted in the interim financial report are consistent with those adopted in the audited financial statements as at 31 August 2004.

2. Auditors' Report

The audited financial statements for the financial year ended 31 August 2004 was not subject to any qualification.

3. Seasonal or Cyclical Factors

The operations of the Group were not affected by any seasonal or cyclical factors in view of its well-diversified world markets and the nature of the Company's products being mainly disposable gloves.

4. Extraordinary and Exceptional Items

There were no extraordinary and exceptional items of unusual nature affecting assets, liabilities, equity, net income, or cash flows in the interim financial report ended 28 February 2005.

5. Changes in Estimates of Amounts Reported Previously

There were no material changes in estimates of amounts reported in prior interim periods or prior financial year that have a material effect in the current financial year to-date.

6. Debts and Equity Securities

6.1) During the current quarter under review, the Company completed the proposed subdivision of its ordinary shares of RM1.00 each on the basis of two new ordinary shares of RM0.50 each for every one existing ordinary shares of RM1.00 each held. Resulting from the completion of the subdivision of shares, the issued and paid up capital of RM93,679,500 comprising of 187,359,000 ordinary shares of RM0.50 each was granted listing and quotation on 16 February 2005.

6.2) The Employee Share Option Scheme ("ESOS") of the Company was officially implemented on 29 April 2003. During the current quarter ended 28 February 2005, a total of 529,000 new ordinary shares of RM1.00 each were issued prior to the completion of the subdivision of shares and 208,000 new ordinary shares of RM0.50 each were issued after the completion of the subdivision of shares and allotted pursuant to the exercise of the ESOS. The details of the issued and paid-up capital of the Company as at 28 February 2005 are as follow :-

	No. of shares	RM
As at 30 November 2004	93,150,500	93,150,500
Ordinary shares issued pursuant to the ESOS (prior to the completion of subdivision of shares)	529,000	529,000
Total number of shares in issue prior to the completion of subdivision of shares	93,679,500	93,679,500
Total number of shares in issue after the completion of subdivision of shares	187,359,000	93,679,500
Ordinary shares issued pursuant to the ESOS	208,000	104,000
As at 28 February 2005	187,567,000	93,783,500

Other than the above, there were no issuance and repayment of debt and equity securities, share buy-backs, share cancellations, shares held as treasury shares and resale of treasury shares for the current financial year-to-date.

7. Dividends Paid

For the financial year ended **31 August 2004**, the company made the following dividend payments :-

i) On 6 September 2004, an interim dividend of 5% (tax exempt) totaling RM4,651,200 was paid; and
ii) On 15 March 2005, the Company paid a total dividend of RM7,644,250.73 consisting of a final dividend of 3% (with tax 28%) amounting RM2,023,480.73 (after netting off 28% tax) and a final dividend of 6% (tax exempt) amounting RM5,620,770.00 which were approved in the Company's Annual General Meeting held on 11 January 2005.

The total dividend paid by the Company in respect of the financial year ended 31 August 2004 was 14% represented by a net payment of RM12,295,450.73

For the financial year ended **31 August 2003**, the company made the following dividend payments : -

i) On 5 September 2003, an interim dividend of 4% (tax exempt) totaling RM3,682,880 was paid; and
ii) On 3 March 2004, the Company paid a total dividend of RM RM5,866,856 consisting of a final dividend of 6.0% (with tax 28%) amounting RM4,010,256 (after netting off 28% tax) and a special dividend of 2% (tax exempt) amounting RM1,856,600 which were approved in the Company's Annual General Meeting held on 9 January 2004.

The total dividend paid by the Company in respect of the financial year ended 31 August 2003 was 12% represented by a net payment of RM9,549,736.

8. Segmental Reporting

a. Primary reporting segment – Geographical segments.

The Group operates in three principal geographical areas of the world and is primarily involved in the gloves manufacturing industry.

The directors are of the opinion that all inter-segment transaction have been entered into the normal course of business and have been established on terms and conditions that are not materially different from those obtainable in transactions with unrelated parties.

28 February 2005

	Malaysia RM'000	Thailand RM'000	Others RM'000	Eliminations RM'000	Consolidated RM'000
Revenue					
External sales	211,815	41,521	34,536	-	287,872
Inter-segment sales	12,201	6,153	5,887	(24,241)	-
Total Revenue	224,016	47,674	40,423	(24,241)	287,872

	Malaysia RM'000	Thailand RM'000	Others RM'000	Eliminations RM'000	Consolidated RM'000
Result					
Profit/(loss) from operations	30,112	506	2,161		32,779
Finance cost, net					(1,775)
Taxation					(4,201)
Profit after tax					26,803
Minority interests					32
Net profit for the period					26,835
Assets					
Segment assets	276,970	70,148	54,349		401,467
Goodwill arising From consolidation					5,325
Liabilities					
Segment liabilities	164,244	34,763	21,401		220,408
Other information					
Capital expenditure	21,537	15,618	8,287		45,442
Depreciation	6,873	1,292	479		8,644

b. Secondary reporting segment – Business segments

As the Group is principally involved in gloves manufacturing industry, segment reporting by business segment is not prepared.

9. Valuation of Property and Equipment

There was no revaluation of property, plant and equipment brought forward from the pervious audited financial statements, as the Group does not adopt a revaluation policy on its property, plant and equipment.

10. Material Events Subsequent to the End of the Interim Reported

There were no significant subsequent events after the end of the interim period to date of this announcement, which will materially affect the earnings or income of the Group.

11. Changes in the Composition of the Group

There were no significant changes in the composition of the Group in the interim financial report, including business combination, acquisition or disposal of subsidiaries and long-term investments, restructuring and discontinuing operations.

12. Contingent Liabilities

There were no significant changes in contingent liabilities since the last annual balance sheet date and there were no contingent liabilities pending at the date of this report except, the material litigation as disclosed in note 23 below.

ADDITIONAL INFORMATION REQUIRED BY THE BURSA MALAYSIA'S LISTING REQUIREMENTS

13. Review of Performance

For the quarter ended 28 February 2005, the Group recorded sales revenue of RM148.745 million representing an increase of 56% against the sales revenue of RM95.603 million achieved during the same quarter in the previous financial year. Whereas, profit before tax for the quarter under review increased to RM16.048 million from RM9.897 million registered in the quarter ended 29 February 2004, representing an increased of 62%. On a cumulative 6 months year to date comparison, the Group recorded a revenue of RM287.872 million and profit before taxation of RM31.004 million as compared to revenue of RM183.534 million and profit before taxation of RM19.219 million recorded in the corresponding period ended 29 February 2004, registering a percentage improvement of 57% and 61% respectively. The significant achievement in higher growth sales and profit is in line with the Group's continuous expansion and improvement in its production capacity and marketing strategy.

Overall, the Group has a positive outlook towards continuous growth and in securing better results in the forthcoming quarters for the financial year ending 31 August 2005 in terms of sales revenue and profitability through the on-going effort in implementing aggressive marketing strategies, increase in production capacity to achieve better economies of scale, as well as, further improvements in quality, cost control and efficiency.

14. Quarterly Profits Before Tax (PBT) Comparison

On a current quarter and preceding quarter comparison, the Group continued to register increase in PBT for the quarter under review, registering a PBT of RM16.048 million as compared to RM14.957 million achieved in the previous quarter ended 30 November 2004. The increase in profits by approximately 7% was contributed by the continuous expansion and improvement in the Group's production capacity and aggressive marketing strategy implemented by the marketing team.

15. Prospects

Top Glove, the World's largest natural rubber glove manufacturer with the vision of "Always Staying At The Top", is moving ahead rapidly and special efforts are being undertaken to improve and innovate its glove quality, marketing, productivity and cost reduction. The Group currently operates more than 160 production lines with capacity of more than 13.0 billion pieces of gloves a year. Top Glove has approximately 600 customers and exports to more than 160 countries worldwide.

The Company's Factory 10, which is located next to its Factory 9 in Klang (Selangor State, Malaysia) has completed the installation and had commenced commercial production of the total 20 planned new and advance glove production lines since February 2005.

In addition to Factory 10, the construction of a new Factory 11 that was commenced in August 2004 has also been completed. This new factory which is in the vicinity of its existing factories in Klang, is currently being installed with advance glove production lines. To date, 10 lines from the total planned production capacity of 20 lines has been installed and has commenced commercial production. The remaining lines will be installed progressively and is targeted to be completed before December 2005.

Whereas, construction of Factory 12 which is also within the vicinity of its existing factories in Klang is progressing well and is targeted to complete by July 2005. The factory will be installed with 20 new advanced glove production lines on a progressive basis upon completion of the building. Commercial production from the initial two production lines is targeted to commence from August 2005.

The Group is also planning to construct Factories 13 and 14, which is also within the vicinity of its Klang factories in the forth quarter of 2005 and second quarter of 2006 respectively. A combined total of 40 new advanced latex glove production lines are targeted to be installed progressively upon completion of the construction of the factories.

With the commitment of the management team and with the continuous increase in efficiency and production capacity via technology innovation as well as construction of new glove production lines, the marketing of more value added premium glove products and further expansion of the market share, the Company is confident of achieving better results in the current financial year.

16. Variance of Actual Profits from Forecast Profits

Not applicable as no profit forecast was issued.

17. Taxation

	Quarter Ended		Year To Date Ended	
	28 Feb 2005 RM'000	29 Feb 2004 RM'000	28 Feb 2005 RM'000	29 Feb 2004 RM'000
Malaysia income tax	1,926	647	3,723	1,362
Under/(Over) provision in prior year	-	-	-	
	1,926	647	3,723	1,362
Deferred taxation	251	-	478	-
	2,177	647	4,201	1,362

The effective tax rate of the Group is lower than the statutory tax rate due to the availability of reinvestment allowance by certain subsidiaries and the tax-free status of certain overseas subsidiaries during the current financial period.

18. Profit/(Loss) on Sale of Unquoted Investments and/or Properties

There were no sales of unquoted investments and/or properties during the current interim report and financial year-to-date.

19. Purchase and Dispose of Quoted Securities

There was no purchase or disposal of quoted securities by the Group for the current quarter and financial year-to-date.

20. Status of Corporate Proposals Announced

Date of Announcement	Subject	Status
5 October 2004	a) Proposed subdivision of ordinary shares of RM1.00 each in Top Glove on the basis of two new ordinary shares of RM0.50 each for every one existing ordinary shares of RM1.00 each held in Top Glove at a date to be determine; and b) Proposed amendment to the memorandum and articles of association of Top Glove.	The proposal was approved by the shareholders of the Company at an Extraordinary General Meeting on 11 January 2005 and the new subdivided shares was granted listing and quotation on 16 February 2005.

21. Group Borrowings

Group Borrowings as at 28 February 2005	RM'000
Export credit Refinancing (ECR) Bankers' Acceptance (secured)	41,958
Bank Overdrafts (secured)	14,983
Term Loan (secured)	59,973
Hire Purchase (secured)	4,120
Total facilities	121,034
Payable within 12 months	73,492
Payable after 12 months	47,542

22. Off Balance Sheet Financial Instruments

The Group uses derivative financial instruments, mainly forward foreign exchange contracts to hedge its exposure to fluctuations in foreign exchange arising from sales. The Group does not hold or issue derivative financial instruments for trading purposes.

Derivative financial instruments are not recognized in the financial statements on inception.

The details of the open foreign exchange forward contracts agreement as at 28 February 2005 are as follows :-

	Notional Amount As At 28 February 2005 RM'000
Foreign exchange forward contracts : Within 1 year	362,250

The above instruments are executed with credit worthy financial institutions in Malaysia. The Directors are of the view that the possibility of non-performance by these financial institutions is remote on the basis of its financial strength.

23. *Material Litigation*

Save as disclosed below, the Company and its subsidiaries are not engaged in any litigation, either as plaintiff or defendant, which has a material effect on the financial position of the Company and its subsidiaries, and the Directors do not know of any proceedings pending or threatened or of any fact likely to give to any proceedings which might materially and/or adversely affect the position or business of the Company or subsidiaries.

i. On 8 November 2000, Top Glove Sdn Bhd ("TGSB"), a subsidiary of the Company, was served a writ of summons by Supermax Glove Manufacturing Sdn. Bhd. (SGM) claiming damages for alleged passing off by TGSB of certain coloured boxes bearing the device of a glove containing gloves manufactured by TGSB under the brand name "Safemax" as boxes containing gloves manufactured by SGM under the brand name "Supermax". TGSB's appointed solicitors, M/s Ranjit Ooi & Robert Low, have opined that SGM's case against TGSB is weak and unlikely to succeed.
The full particulars of the Suit, its status and the lawyer's opinion have been adequately disclosed in the Prospectus dated 16 February 2001.

ii. TGSB, in relation to the suit above, has filed its defence and has also filed a counterclaim in the same suit against SGM seeking general damages for the abuse of process and/or unlawful interference with trade or business and/or the commission of deliberate and positive acts designed to injure Top Glove.

Todate, the learned Judge was not in favour of fixing trial dates until all pre-trial directions have been complied with including, inter alia, the filing of the relevant bundles of documents. The pre-trial case management was fixed for 6 July 2004 for parties to file all relevant documents for purposes of trial. This date has been extended to 14 April 2005 for mention for pre-trial case management.

iii. TGSB, had commenced legal proceedings against SGM, pursuant to a writ filed at the Shah Alam High Court on 10 November 2004

TGSB among others are claiming for general, aggravated and exemplary damages for maliciously distributing and publishing defamatory words contained in documents relating to Summon No.22-431-2000 filed by SGM at the Shah Alam High Court. TGSB among others avers that SGM had with mala fide distributed the said documents with intent to lower TGSB's reputation. SGM had also published defamatory words in its Quarterly Reports announced by its holding company, Supermax Corporation Berhad to Bursa Malaysia Securities Berhad in years 2000 and 2001. The commencement of legal proceeding was announced to Bursa Securities on 20 December 2004.

24. Dividend

The board of Directors did not propose payment of any dividend for the current quarter under review.

Record of dividends paid in respect of financial year ended 31 August 2004

Date approved	Type of dividend	Dividend Rate	Amount Paid (RM)	Payment date
5/7/2004	Interim dividend	5% (tax exempt)	4,651,200.00	6/9/2004
11/1/2005	Final dividend	6% (tax exempt)	5,620,770.00	15/3/2004
11/1/2005	Final dividend	3% (with 28% tax)	2,023,480.73	15/3/2004
	Total dividend for financial year ended 31/8/2004	**14%**	**12,295,450.73**	

Record of dividends paid in respect of previous financial year ended 31 August 2003

Date approved	Type of dividend	Dividend Rate	Amount Paid (RM)	Payment date
8/7/2003	Interim dividend	4% (tax exempt)	3,682,880.00	5/9/2003
9/1/2004	Special dividend	2% (tax exempt)	1,856,600.00	3/3/2004
9/1/2004	Final dividend	6% (with 28% tax)	4,010,256.00	3/3/2004
	Total dividend for financial year ended 31/8/2003	**12%**	**9,549,736.00**	

25. Earnings Per Share

	Quarter Ended		**Year To Date Ended**	
	28 Feb 2005	**29 Feb 2004**	**28 Feb 2005**	**29 Feb 2004**
Net profit attributable to ordinary shareholders (RM'000)	13,923	9,207	26,835	17,712
Basic				
Total number of ordinary shares ('000)	187,567	185,738*	187,567	185,738*
Adjusted weighted average number of ordinary shares ('000)	186,538	183,920*	186,899	183,920*
Basic earnings per ordinary share (sen)	7.46	5.01*	14.36	9.63*
Diluted				
Adjusted weighted average number of ordinary shares ('000)	186,538	183,920*	186,899	183,920*
ESOS :				
No. of unissued shares	2,710	262*	2,710	262*
No. of shares that would have been issued at fair value	(1,902)	(176)*	(1,902)	(176)*
Diluted weighted average number of ordinary shares ('000)	187,346	184,006*	187,707	184,006
Diluted earnings per ordinary share (sen)	7.43	5.00*	14.30	9.63*

* For comparative purpose, the Earnings Per Share for quarter and year-to-date ended 29 February 2004 had been adjusted to reflect the subdivision of shares from one ordinary share of RM1.00 each to two ordinary shares of RM0.50 each.

AWARDED
ISO 9001

TOP GLOVE CORPORATION BHD.

(Company No. 474423-X)
Public Listed Company on Bursa Malaysia Main Board
Latex Gloves Manufacturer and Exporter
Lot 4969, Jalan Teratai, Batu 6, Off Jalan Meru,
41050 Klang, Selangor D.E., Malaysia.
Tel: 603-33921992 / 603-33921905 Fax: 603-33921291 / 603-33928410
Homepages : (i) www.topglove.com.my (ii) http://topglove.asiaep.com
E-mails : (i) top@topglove.com.my (ii) topg@po.jaring.my

1998 to 2004
Celebrating Malaysia's Enterprising Spirit

CONDENSED CONSOLIDATED INCOME STATEMENT
FOR THE QUARTER ENDED 28 FEBRUARY 2005

	Current Quarter Ended	Corresponding Quarter Ended	Cumulative Year To Date	Corresponding Year To Date
	28-Feb-2005	29-Feb-2004	28-Feb-2005	29-Feb-2004
	RM'000	RM'000	RM'000	RM'000
Revenue	148,745	95,603	287,872	183,534
Operating Expenses	(132,112)	(85,197)	(255,726)	(163,435)
Other Operating Income	201	123	633	202
Profit From Operations	16,834	10,529	32,779	20,301
Finance Costs	(804)	(634)	(1,807)	(1,096)
Interest Income	18	2	32	14
Profit Before Taxation	16,048	9,897	31,004	19,219
Taxation	(2,177)	(647)	(4,201)	(1,362)
Profit After Taxation	13,871	9,250	26,803	17,857
Minority Interest	52	(43)	32	(145)
Net Profit For The Period	13,923	9,207	26,835	17,712
Earnings Per Share (sen)				
Basic	7.46	5.01*	14.36	9.63*
Diluted	7.43	5.00*	14.30	9.63*

*For comparative purpose, the Earnings Per Share for quarter and year-to-date ended 29 February 2004 had beed adjusted to reflect the subdivision of shares from one ordinary share of RM1.00 to two ordinary shares RM0.50 each

Remarks : the calculation of basic earnings per share for both the current quarter ended 28 February 2005 and the corresponding quarter ended 29 February 2004 is based on the weighted average of issued and paid up share capital of 186,538,000 and 183,920,000 shares respectively.

The Condensed Consolidated Income Statement should be read in conjunction with the Annual Financial Report for the year ended 31 August 2004

TOP GLOVE CORPORATION BHD.
(Company No. 474423-X)
(Incorporated in Malaysia)

CONDENSED CONSOLIDATED BALANCE SHEET
AS AT 28 FEBRUARY 2005

	Unaudited Balance as at 28-Feb-2005 RM'000	Audited Balance as at 31-Aug-2004 RM'000
Property, Plant and Equipment	215,003	178,205
Other Investment	139	44
Goodwill Arise from Consolidation	5,325	5,330
Current Assets		
Inventories	56,453	40,305
Trade Receivables	87,004	61,594
Other Receivables and Deposits	12,110	5,355
Cash and Bank Balances	30,758	24,611
	186,325	131,865
Current Liabilities		
Trade Payables	59,024	50,030
Other Payables and Accruals	20,144	26,207
Short Term Borrowings	73,492	39,955
Provision for Taxation	5,166	1,850
Dividend Payable	7,644	4,651
	165,470	122,693
Net Current Assets	20,855	9,172
	241,322	192,751
Financed by :		
Share Capital	93,784	93,059
Share premium	6,047	2,279
Revaluation reserve	-	-
Retained profit	85,351	66,160
Others (foreign exchange reserve)	57	5
Shareholders' Equity	185,239	161,503
Minority Interest	1,145	1,163
	186,384	162,666
Long Term Liabilities		
Long Term Borrowings	47,542	23,167
Deferred Taxation	7,396	6,918
	241,322	192,751
Net Tangible Assets per share (RM)	0.959	0.839*

* For comparative purpose, the Net Tangible Assets per share for 31 August 2004 had been adjusted to reflect the subdivision of shares from one ordinary share of RM1.00 each to two ordinary shares of RM0.50 each

The Condensed Consolidated Balance Sheet should be read in conjunction with the Annual Financial Report for the year ended 31 August 2004

TOP GLOVE CORPORATION BHD.
(Company No. 474423-X)
(Incorporated in Malaysia)

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR THE QUARTER ENDED 28 FEBRUARY 2005

	Share Capital RM'000	Reserve Attributable to Capital RM'000 (Share Premium)	Reserve Attributable to Revenue RM'000 (Foreign Exchange Translation)	Retained Profits RM'000	Total RM'000
6 Months Ended 28 February 2005					
Balance as at 01 September 2004	93,059	2,279	5	66,160	161,503
Movement during the period (cumulative)	-	-	52	26,835	26,887
ESOS share subscription during the year	725	3,768	-	-	4,493
Dividend					
- Final tax exempt dividend (6%)	-	-	-	(5,621)	(5,621)
- Final dividend 3% (less 28% tax)	-	-	-	(2,023)	(2,023)
Balance as at 28 February 2005	93,784	6,047	57	85,351	185,239
6 Months Ended 29 February 2004					
Balance as at 01 September 2003	92,197	876	354	37,143	130,570
Movement during the period (cumulative)	-	-	414	17,712	18,126
ESOS share subscription during the year	672	697	-	-	1,369
Dividend					
- Second and final dividend 6% (less 28% tax)	-	-	-	(4,010)	(4,010)
- Special dividend 2% (tax exempt)	-	-	-	(1,856)	(1,856)
Balance as at 29 February 2004	92,869	1,573	768	48,989	144,199

The Condensed Consolidated Statement Of Changes In Equity should be read in conjunction with the Annual Financial Report for the year ended 31 August 2004

TOP GLOVE CORPORATION BHD.
(Company No. 474423-X)
(Incorporated in Malaysia)

CONDENSED CONSOLIDATED CASH FLOW STATEMENT
FOR THE QUARTER ENDED 28 FEBRUARY 2005

	Current Year To Date Ended 28-Feb-2005 RM'000	Corresponding Year To Date Ended 29-Feb-2004 RM'000
Cash Flows From Operating Activities		
Profit before taxation	31,004	19,219
Adjustments for :		
Depreciation	8,644	5,841
(Gain)/Loss on disposal of property, plant and equipment	-	(7)
Operating profit before changes in working capital	39,648	25,053
Changes in working capital		
Net change in current assets	(48,313)	(26,825)
Net change in current liabilities	29,544	17,403
Cash flows from operating activities	20,879	15,631
Tax paid	(407)	(428)
Net cash flows from operating activities	20,472	15,203
Cash flows from investing activities		
Purchase of additional shares in subsidiaries	5	-
Purchase of Investment	(95)	-
Proceeds from disposal of property, plant and equipment	-	7
Purchase of property, plant and equipment	(45,442)	(22,802)
	(25,060)	(7,592)
Cash flows from financing activities		
Dividend paid	(4,651)	(3,683)
Increase in subsidiaries share capital	-	-
Increase in share capital	4,493	1,369
Increase of long term liabilities	24,375	2,966
Net change in cash and cash equivalents	(843)	(6,940)
Cash and cash equivalents at beginning of year	16,618	16,934
Cash and cash equivalents at end of period	15,775	9,994
Breakdown of cash and cash equivalents at end of period		
Bank and cash balances	30,758	18,915
Bank overdrafts	(14,983)	(8,921)
	15,775	9,994

The Condensed Consolidated Cash Flow Statements should be read in conjunction with the Annual Financial Report for the year ended 31 August 2004

Financial Results
Reference No **TG-050704-32398**

Company Name	:	**TOP GLOVE CORPORATION BHD**
Stock Name	:	**TOPGLOV**
Date Announced	:	**04/07/2005**
Quarterly report for the financial period ended	:	**31/05/2005**
Quarter	:	**3**
Financial Year End	:	**31/08/2005**
The figures	:	**have not been audited**

Converted attachment :

Please attach the full Quarterly Report here:

TopGlove- 3Q05 financial.xls TopGlove- 3Q05 notes.doc

Remark:

SUMMARY OF KEY FINANCIAL INFORMATION
31/05/2005

		INDIVIDUAL PERIOD		CUMULATIVE PERIOD	
		CURRENT YEAR QUARTER	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE	PRECEDING YEAR CORRESPONDING PERIOD
		31/05/2005	31/05/2004	31/05/2005	31/05/2004
		RM'000	RM'000	RM'000	RM'000
1	Revenue	159,173	111,349	447,045	294,883
2	Profit/(loss) before tax	17,118	10,804	48,122	30,023
3	Profit/(loss) after tax and minority interest	14,801	10,033	41,636	27,745
4	Net profit/(loss) for the period	14,801	10,033	41,636	27,745
5	Basic earnings/ (loss) per shares (sen)	7.88	5.43	22.27	15.01
6	Dividend per share (sen)	3.00	2.50	3.00	2.50

		AS AT END OF CURRENT	AS AT PRECEDING FINANCIAL YEAR

		QUARTER	END
7	Net tangible assets per share (RM)	1.0180	0.8390

Note: For full text of the above announcement, please access the KLSE Web site at www.klse.com.my

Remarks :

Remarks : The calculation of basic earnings per share for both the current quarter and year todate ended 31 May 2005 is based on the weighted average of issued and paid up share capital of 187,835,000 and 186,984,000 respectively. As for the corresponding quarter and year todate ended 31 May 2004, is based on the weighted average of issued and paid up share capital of 184,882,000 shares.

For comparative purpose, the Dividend Per Share and Earnings Per Share for quarter and year-to-date ended 31 May 2004 and Net Tangible Assets per share for financial year ended 31 August 2004 have beed adjusted to reflect the subdivision of shares from one ordinary share of RM1.00 to two ordinary shares RM0.50 each.

AWARDED
ISO 9001

TOP GLOVE CORPORATION BHD.

(Company No. 474423-X)
Public Listed Company on Bursa Malaysia Main Board
Latex Gloves Manufacturer and Exporter
Lot 4969, Jalan Teratai, Batu 6, Off Jalan Meru,
41050 Klang, Selangor D.E., Malaysia.
Tel: 603-33921992 / 603-33921905 Fax: 603-33921291 / 603-33928410
Homepages : (i) www.topglove.com.my (ii) http://topglove.asiaep.com
E-mails : (i) top@topglove.com.my (ii) topg@po.jaring.my

1998 to 2004
Celebrating Malaysia's Enterprising Spirit

CONDENSED CONSOLIDATED INCOME STATEMENT
FOR THE QUARTER ENDED 31 MAY 2005

	Current Quarter Ended	Corresponding Quarter Ended	Cumulative Year To Date	Corresponding Year To Date
	31-May-2005	31-May-2004	31-May-2005	31-May-2004
	RM'000	RM'000	RM'000	RM'000
Revenue	159,173	111,349	447,045	294,883
Operating Expenses	(142,229)	(100,573)	(397,955)	(264,008)
Other Operating Income	1,560	646	2,193	848
Profit From Operations	18,504	11,422	51,283	31,723
Finance Costs	(1,409)	(665)	(3,216)	(1,761)
Interest Income	23	47	55	61
Profit Before Taxation	17,118	10,804	48,122	30,023
Taxation	(2,233)	(725)	(6,434)	(2,087)
Profit After Taxation	14,885	10,079	41,688	27,936
Minority Interest	(84)	(46)	(52)	(191)
Net Profit For The Period	14,801	10,033	41,636	27,745
Earnings Per Share (sen)				
Basic	7.88	5.43*	22.27	15.01*
Diluted	7.85	5.43*	22.19	15.01*

*For comparative purpose, the Earnings Per Share for quarter and year-to-date ended 31 May 2004 had beed adjusted to reflect the subdivision of shares from one ordinary share of RM1.00 to two ordinary shares RM0.50 each

Remarks : the calculation of basic earnings per share for both the current quarter and year todate ended 31 May 2005 is based on the weighted average of issued and paid up share capital of 187,835,000 and 186,984,000 respectively. As for the corresponding quarter and year todate ended 31 May 2004 is based on the weighted average of issued and paid up share capital of 184,882,000 shares.

The Condensed Consolidated Income Statement should be read in conjunction with the Annual Financial Report for the year ended 31 August 2004

TOP GLOVE CORPORATION BHD.
(Company No. 474423-X)
(Incorporated in Malaysia)

CONDENSED CONSOLIDATED BALANCE SHEET
AS AT 31 MAY 2005

	Unaudited Balance as at 31-May-2005 RM'000	Audited Balance as at 31-Aug-2004 RM'000
Property, Plant and Equipment	252,506	178,205
Other Investment	139	44
Goodwill on Consolidation	5,325	5,330
Current Assets		
Inventories	65,087	40,305
Trade Receivables	91,897	61,594
Other Receivables and Deposits	8,259	5,355
Cash and Bank Balances	31,473	24,611
	196,716	131,865
Current Liabilities		
Trade Payables	66,066	50,030
Other Payables and Accruals	24,227	26,207
Short Term Borrowings	78,100	39,955
Provision for Taxation	4,300	1,850
Dividend Payable	5,647	4,651
	178,340	122,693
Net Current Assets	18,376	9,172
	276,346	192,751
Financed by :		
Share Capital	94,050	93,059
Share premium	7,491	2,279
Revaluation reserve	-	-
Retained profit	94,505	66,160
Others (foreign exchange reserve)	726	5
Shareholders' Equity	196,772	161,503
Minority Interest	1,244	1,163
	198,016	162,666
Long Term Liabilities		
Long Term Borrowings	70,654	23,167
Deferred Taxation	7,676	6,918
	276,346	192,751
Net Tangible Assets per share (RM)	1.018	0.839*

* For comparative purpose, the Net Tangible Assets per share for 31 August 2004 had been adjusted to reflect the subdivision of shares from one ordinary share of RM1.00 each to two ordinary shares of RM0.50 each

The Condensed Consolidated Balance Sheet should be read in conjunction with the Annual Financial Report for the year ended 31 August 2004

TOP GLOVE CORPORATION BHD.
(Company No. 474423-X)
(Incorporated in Malaysia)

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE QUARTER ENDED 31 MAY 2005

	Share Capital RM'000	Reserve Attributable to Capital RM'000 (Share Premium)	Reserve Attributable to Revenue RM'000 (Foreign Exchange Translation)	Retained Profits RM'000	Total RM'000
9 Months Ended 31 May 2005					
Balance as at 01 September 2004	93,059	2,279	5	66,160	161,503
Movement during the period (cumulative)	-	-	721	41,636	42,357
ESOS share subscription during the year	991	5,212	-	-	6,203
Dividend					
- Final tax exempt dividend (6%)	-	-	-	(5,621)	(5,621)
- Final dividend 3% (less 28% tax)	-	-	-	(2,023)	(2,023)
- First Interim Dividend 6% (tax exempt)	-	-	-	(5,647)	(5,647)
Balance as at 31 May 2005	94,050	7,491	726	94,505	196,772
9 Months Ended 31 May 2004					
Balance as at 01 September 2003	92,197	876	354	37,143	130,570
Movement during the period (cumulative)	-	-	185	27,745	27,930
ESOS share subscription during the year	733	807	-	-	1,540
Dividend					
- Second and final dividend 6% (less 28% tax)	-	-	-	(4,010)	(4,010)
- Special dividend 2% (tax exempt)	-	-	-	(1,856)	(1,856)
- First Interim dividend 5% (tax exempt)	-	-	-	(4,648)	(4,648)
Balance as at 31 May 2004	92,930	1,683	539	54,374	149,526

The Condensed Consolidated Statement Of Changes In Equity should be read in conjunction with the Annual Financial Report for the year ended 31 August 2004

TOP GLOVE CORPORATION BHD.
(Company No. 474423-X)
(Incorporated in Malaysia)

CONDENSED CONSOLIDATED CASH FLOW STATEMENT
FOR THE QUARTER ENDED 31 MAY 2005

	Current Year To Date Ended 31-May-2005 RM'000	Corresponding Year To Date Ended 31-May-2004 RM'000
Cash Flows From Operating Activities		
Profit before taxation	48,122	30,023
Adjustments for :		
Depreciation	13,173	9,289
(Gain)/Loss on disposal of property, plant and equipment	-	(7)
Operating profit before changes in working capital	61,295	39,305
Changes in working capital		
Net change in current assets	(57,989)	(28,391)
Net change in current liabilities	47,661	13,889
Cash flows from operating activities	50,967	24,803
Tax paid	(3,226)	(1,146)
Net cash flows from operating activities	47,741	23,657
Cash flows from investing activities		
Purchase of additional shares in subsidiaries	5	-
Purchase of Investment	(95)	-
Proceeds from disposal of property, plant and equipment	-	7
Purchase of property, plant and equipment	(87,474)	(28,463)
	(39,823)	(4,799)
Cash flows from financing activities		
Dividend paid	(12,295)	(9,549)
Increase in subsidiaries share capital	-	-
Increase in share capital	6,203	1,540
Increase of long term liabilities	47,487	15,059
Net change in cash and cash equivalents	1,572	2,251
Cash and cash equivalents at beginning of year	16,618	16,934
Cash and cash equivalents at end of period	18,190	19,185
Breakdown of cash and cash equivalents at end of period	-	
Bank and cash balances	31,473	23,546
Bank overdrafts	(13,283)	(4,361)
	18,190	19,185

The Condensed Consolidated Cash Flow Statements should be read in conjunction with the Annual Financial Report for the year ended 31 August 2004

AWARDED
ISO 9001

TOP GLOVE CORPORATION BHD.

(Company No. 474423-X)
Public Listed Company on Bursa Malaysia Main Board
Latex Gloves Manufacturer and Exporter
Lot 4969, Jalan Teratai, Batu 6, Off Jalan Meru,
41050 Klang, Selangor D.E., Malaysia.
Tel: 603-33921992 / 603-33921905 Fax: 603-33921291 / 603-33928410
Homepages : (i) www.topglove.com.my (ii) http://topglove.asiaep.com
E-mails : (i) top@topglove.com.my (ii) topg@po.jaring.my

NOTES TO THE INTERIM FINACIAL STATEMENTS FOR THE QUARTER ENDED 31 MAY 2005

1. Basis of Preparation

The interim financial report is unaudited and has been prepared in accordance with MASB 26, Interim Financial Reporting. The interim financial report should be read in conjunction with the audited financial statements for the Group for the financial year ended 31 August 2004.

The accounting policies and methods of computation adopted in the interim financial report are consistent with those adopted in the audited financial statements as at 31 August 2004.

2. Auditors' Report

The audited financial statements for the financial year ended 31 August 2004 was not subject to any qualification.

3. Seasonal or Cyclical Factors

The operations of the Group were not affected by any seasonal or cyclical factors in view of its well-diversified world markets and the nature of the Company's products being mainly disposable gloves.

4. Extraordinary and Exceptional Items

There were no extraordinary and exceptional items of unusual nature affecting assets, liabilities, equity, net income, or cash flows in the interim financial report ended 31 May 2005.

5. Changes in Estimates of Amounts Reported Previously

There were no material changes in estimates of amounts reported in prior interim periods or prior financial year that have a material effect in the current financial year to-date.

6. Debts and Equity Securities

6.1) The Employee Share Option Scheme ("ESOS") of the Company was officially implemented on 29 April 2003. During the current quarter ended 31 May 2005, a total of 532,400 new ordinary shares of RM0.50 each were issued and allotted pursuant to the exercise of the ESOS. The details of the issued and paid-up capital of the Company as at 31 May 2005 are as follow :-

	No. of shares	RM
As at 28 February 2005	187,567,000	93,783,500
Ordinary shares issued pursuant to the ESOS	532,400	266,200
As at 31 May 2005	188,099,400	94,049,700

Other than the above, there were no issuance and repayment of debt and equity securities, share buy-backs, share cancellations, shares held as treasury shares and resale of treasury shares for the current financial year-to-date.

7. Dividends Paid

For the financial year ended **31 August 2004**, the company made the following dividend payments :-

i) On 6 September 2004, an interim dividend of 5% (tax exempt) totaling RM4,651,200 was paid; and
ii) On 15 March 2005, the Company paid a total dividend of RM7,644,250.73 consisting of a final dividend of 3% (with tax 28%) amounting RM2,023,480.73 (after netting off 28% tax) and a final dividend of 6% (tax exempt) amounting RM5,620,770.00 which were approved in the Company's Annual General Meeting held on 11 January 2005.

The total dividend paid by the Company in respect of the financial year ended 31 August 2004 was 14% represented by a net payment of RM12,295,450.73

For the financial year ended **31 August 2003**, the company made the following dividend payments : -

i) On 5 September 2003, an interim dividend of 4% (tax exempt) totaling RM3,682,880 was paid; and
ii) On 3 March 2004, the Company paid a total dividend of RM RM5,866,856 consisting of a final dividend of 6.0% (with tax 28%) amounting RM4,010,256 (after netting off 28% tax) and a special dividend of 2% (tax exempt) amounting RM1,856,600 which were approved in the Company's Annual General Meeting held on 9 January 2004.

The total dividend paid by the Company in respect of the financial year ended 31 August 2003 was 12% represented by a net payment of RM9,549,736.

8. Segmental Reporting

a. Primary reporting segment – Geographical segments.

The Group operates in three principal geographical areas of the world and is primarily involved in the gloves manufacturing industry.

The directors are of the opinion that all inter-segment transaction have been entered into the normal course of business and have been established on terms and conditions that are not materially different from those obtainable in transactions with unrelated parties.

31 May 2005

	Malaysia RM'000	Thailand RM'000	Others RM'000	Eliminations RM'000	Consolidated RM'000
Revenue					
External sales	329,745	57,414	59,886	-	447,045
Inter-segment sales	18,138	13,287	12,892	(44,317)	-
Total Revenue	347,883	70,701	72,778	(44,317)	447,045

	Malaysia RM'000	Thailand RM'000	Others RM'000	Eliminations RM'000	Consolidated RM'000
Result					
Profit/(loss) from operations	44,438	923	5,922		51,283
Finance cost, net					(3,161)
Taxation					(6,434)
Profit after tax					41,688
Minority interests					(52)
Net profit for the period					41,636

	Malaysia RM'000	Thailand RM'000	Others RM'000	Eliminations RM'000	Consolidated RM'000
Assets					
Segment assets	304,887	68,172	76,302		449,361
Goodwill arising From consolidation					5,325
Liabilities					
Segment liabilities	178,732	36,138	41,800		256,670
Other information					
Capital expenditure	44,999	25,592	16,883		87,474
Depreciation	10,506	1,871	796		13,173

b. Secondary reporting segment – Business segments

As the Group is principally involved in gloves manufacturing industry, segment reporting by business segment is not prepared.

9. Valuation of Property and Equipment

There was no revaluation of property, plant and equipment brought forward from the pervious audited financial statements, as the Group does not adopt a revaluation policy on its property, plant and equipment.

10. Material Events Subsequent to the End of the Interim Reported

There were no significant subsequent events after the end of the interim period to date of this announcement, which will materially affect the earnings or income of the Group.

11. Changes in the Composition of the Group

There were no significant changes in the composition of the Group in the interim financial report, including business combination, acquisition or disposal of subsidiaries and long-term investments, restructuring and discontinuing operations.

12. Contingent Liabilities

There were no significant changes in contingent liabilities since the last annual balance sheet date and there were no contingent liabilities pending at the date of this report except, the material litigation as disclosed in note 23 below.

ADDITIONAL INFORMATION REQUIRED BY THE BURSA MALAYSIA'S LISTING REQUIREMENTS

13. Review of Performance

For the quarter ended 31 May 2005, the Group recorded sales revenue of RM159.173 million representing an increase of 43% against the sales revenue of RM111.349 million achieved during the same quarter in the previous financial year. Whereas, profit before tax for the quarter under review increased to RM17.118 million from RM10.804 million registered in the quarter ended 31 May 2004, representing an increased of 58%. On a cumulative 9 months year to date comparison, the Group recorded a revenue of RM447.045 million and profit before taxation of RM48.122 million as compared to revenue of RM294.883 million and profit before taxation of RM30.023 million recorded in the corresponding period ended 31 May 2004, registering a percentage improvement of 52% and 60% respectively. The significant achievement in higher growth sales and profit is in line with the Group's continuous expansion in production capacity, better quality control, improvement in its cost efficiency and marketing strategy.

Overall, the Group has a positive outlook towards continuous growth and in securing better results in the forthcoming quarters for the financial year ending 31 August 2005 in terms of sales revenue and profitability through the on-going effort in implementing aggressive marketing strategies, increase in production capacity to achieve better economies of scale, as well as, further improvements in quality, cost control and efficiency.

14. Quarterly Profits Before Tax (PBT) Comparison

On a current quarter and preceding quarter comparison, the Group continued to register increase in PBT for the quarter under review, registering a PBT of RM17.118 million as compared to RM16.048 million achieved in the previous quarter ended 29 February 2005. The increase in profits by approximately 6.7% was contributed by the continuous expansion and improvement in the Group's production capacity and aggressive marketing strategy implemented by the marketing team.

15. Prospects

Top Glove, the World's largest natural rubber glove manufacturer with the vision of "Always Staying At The Top", is moving ahead rapidly and special efforts are being undertaken to improve and innovate its glove quality, marketing, productivity and cost reduction. The Group currently operates 168 production lines with capacity of more than 13.74 billion pieces of gloves a year. Top Glove has approximately 600 customers and exports to more than 160 countries worldwide.

The Company's Factory 11, which is located next to its Factory 9 in Klang (Selangor State, Malaysia) is progressing as planned. The factory building, which was completed in February 2005, has been installed with new advanced glove producing lines. To date, 12 lines from the total planned production capacity of 20 lines has been installed and has commenced commercial production. The remaining lines will be installed progressively and is targeted to be completed before December 2005.

The construction of Factory 12, which is within the vicinity of its existing factories in Klang, has been completed in June 2005, one month earlier than reported in our last quarterly report. Installation of the initial two new advanced glove production lines are currently in progress. This factory will be installed with 20 new advanced glove production lines on a progressive basis. Commercial production from the initial two production lines is targeted to commence from August 2005.

In addition, the construction of its latest Factory 13, which is also located within the vicinity of its Klang factories, has commenced since June 2005. The factory building is targeted to be ready by December 2005 and upon completion of the construction of the factory will be installed with 20 new advanced glove production lines progressively.

With the commitment of the management team and with the continuous improvement of gloves quality, increase in efficiency and production capacity via technology innovation as well as construction of new glove production lines, the marketing of more value added premium glove products and further expansion of the market share, the Company is confident of achieving better results in the current and next financial year.

16. Variance of Actual Profits from Forecast Profits

Not applicable as no profit forecast was issued.

17. Taxation

	Quarter Ended		Year To Date Ended	
	31 May 2005 RM'000	31 May 2004 RM'000	31 May 2005 RM'000	31 May 2004 RM'000
Malaysia income tax	1,952	725	5,676	2,087
Under/(Over) provision in prior year	-	-	-	
	1,952	725	5,676	2,087
Deferred taxation	281	-	758	-
	2,233	725	6,434	2,087

The effective tax rate of the Group is lower than the statutory tax rate due to the availability of reinvestment allowance by certain subsidiaries and the tax-free status of certain overseas subsidiaries during the current financial period.

18. Profit/(Loss) on Sale of Unquoted Investments and/or Properties

There were no sales of unquoted investments and/or properties during the current interim report and financial year-to-date.

19. Purchase and Dispose of Quoted Securities

There was no purchase or disposal of quoted securities by the Group for the current quarter and financial year-to-date.

20. Status of Corporate Proposals Announced

There were no corporate proposals announced which remain uncompleted during the quarter under review and as at the date of this report.

21. Group Borrowings

Group Borrowings as at 31 May 2005	RM'000
Export credit Refinancing (ECR) Bankers' Acceptance (secured)	49,116
Bank Overdrafts (secured)	13,283
Term Loan (secured)	83,403
Hire Purchase (secured)	2,952
Total facilities	148,754
Payable within 12 months	78,100
Payable after 12 months	70,654

22. Off Balance Sheet Financial Instruments

The Group uses derivative financial instruments, mainly forward foreign exchange contracts to hedge its exposure to fluctuations in foreign exchange arising from sales. The Group does not hold or issue derivative financial instruments for trading purposes.

Derivative financial instruments are not recognized in the financial statements on inception.

The details of the open foreign exchange forward contracts agreement as at 31 May 2005 are as follows:-

	Notional Amount As At 31 May 2005 RM'000
Foreign exchange forward contracts : Within 1 year	408,477

The above instruments are executed with credit worthy financial institutions in Malaysia. The Directors are of the view that the possibility of non-performance by these financial institutions is remote on the basis of its financial strength.

23. Material Litigation

Save as disclosed below, the Company and its subsidiaries are not engaged in any litigation, either as plaintiff or defendant, which has a material effect on the financial position of the Company and its subsidiaries, and the Directors do not know of any proceedings pending or threatened or of any fact likely to give to any proceedings which might materially and/or adversely affect the position or business of the Company or subsidiaries.

i. On 8 November 2000, Top Glove Sdn Bhd ("TGSB"), a subsidiary of the Company, was served a writ of summons by Supermax Glove Manufacturing Sdn. Bhd. (SGM) claiming damages for alleged passing off by TGSB of certain coloured boxes bearing the device of a glove containing gloves manufactured by TGSB under the brand name "Safemax" as boxes containing gloves manufactured by SGM under the brand name "Supermax". TGSB's appointed solicitors, M/s Ranjit Ooi & Robert Low, have opined that SGM's case against TGSB is weak and unlikely to succeed.
The full particulars of the Suit, its status and the lawyer's opinion have been adequately disclosed in the Prospectus dated 16 February 2001.

ii. TGSB, in relation to the suit above, has filed its defence and has also filed a counterclaim in the same suit against SGM seeking general damages for the abuse of process and/or unlawful interference with trade or business and/or the commission of deliberate and positive acts designed to injure Top Glove.

   To date, the learned Judge was not in favour of fixing trial dates until all pre-trial directions have been complied with including, inter alia, the filing of the relevant bundles of documents. The pre-trial case management was fixed for 6 July 2004 for parties to file all relevant documents for purposes of trial. This date has been extended to 26 September 2005 for mention for pre-trial case management.

iii. The court had also fixed 16 May 2005 for hearing of an application by TGSB for Further and Better Particulars on the above suit. This date has been extended to 2 August 2005.

iv. TGSB, had commenced legal proceedings against SGM, pursuant to a writ filed at the Shah Alam High Court on 10 November 2004

   TGSB among others are claiming for general, aggravated and exemplary damages for maliciously distributing and publishing defamatory words contained in documents relating to Summon No.22-431-2000 filed by SGM at the Shah Alam High Court. TGSB among others avers that SGM had with mala fide distributed the said documents with intent to lower TGSB's reputation. SGM had also published defamatory words in its Quarterly Reports announced by its holding company, Supermax Corporation Berhad to Bursa Malaysia Securities Berhad in years 2000 and 2001. The commencement of legal proceeding was announced to Bursa Securities on 20 December 2004. The court has fixed 6 July 2005 for hearing of an application by TGSB to amend the Statement of Claim to include Top Glove Corporation Bhd. as an additional Plaintiff and Supermax Corporation Bhd. as an additional Defendant

24. Dividend

The Board of Directors has approved the payment of an interim dividend of 6% (tax exempt) amounting to RM5,647,014 for the current quarter ended 31 May 2005.

Record of dividends paid in respect of financial year ended 31 August 2004

Date approved	Type of dividend	Dividend Rate	Amount Paid (RM)	Payment date
5/7/2004	Interim dividend	5% (tax exempt)	4,651,200.00	6/9/2004
11/1/2005	Final dividend	6% (tax exempt)	5,620,770.00	15/3/2004
11/1/2005	Final dividend	3% (with 28% tax)	2,023,480.73	15/3/2004
	Total dividend for financial year ended 31/8/2004	**14%**	**12,295,450.73**	

Record of dividends paid in respect of previous financial year ended 31 August 2003

Date approved	Type of dividend	Dividend Rate	Amount Paid (RM)	Payment date
8/7/2003	Interim dividend	4% (tax exempt)	3,682,880.00	5/9/2003
9/1/2004	Special dividend	2% (tax exempt)	1,856,600.00	3/3/2004
9/1/2004	Final dividend	6% (with 28% tax)	4,010,256.00	3/3/2004
	Total dividend for financial year ended 31/8/2003	**12%**	**9,549,736.00**	

25. Earnings Per Share

	Quarter Ended		**Year To Date Ended**	
	31 May 2005	**31 May 2004**	**31 May 2005**	**31 May 2004**
Net profit attributable to ordinary shareholders (RM'000)	14,801	10,033	41,636	27,745
Basic				
Total number of ordinary shares ('000)	188,099	185,860*	188,099	185,860*
Adjusted weighted average number of ordinary shares ('000)	187,835	184,882*	186,984	184,882*
Basic earnings per ordinary share (sen)	7.88	5.43*	22.27	15.01*
Diluted				
Adjusted weighted average number of ordinary shares ('000)	187,835	184,882*	186,984	184,882*
ESOS :				
No. of unissued shares	2,650	248*	2,650	248*
No. of shares that would have been issued at fair value	(1,992)	(220)*	(1,992)	(220)*
Diluted weighted average number of ordinary shares ('000)	188,492	184,896*	187,642	184,896*
Diluted earnings per ordinary share (sen)	7.85	5.43*	22.19	15.01*

* For comparative purpose, the Earnings Per Share for quarter and year-to-date ended 31 May 2004 had been adjusted to reflect the subdivision of shares from one ordinary share of RM1.00 each to two ordinary shares of RM0.50 each.

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 27794 OF 2004

Company Name : **TOP GLOVE CORPORATION BHD**
Stock Name : **TOPGLOV**
Date Announced : **09/11/2004**

Subject : TOPGLOV - NOTICE OF BOOK CLOSURE

Contents :

Final Dividend of 6% Tax Exempt and 3% less 28% Malaysian Income Tax.

Kindly be advised of the following :

1) The above Company's securities will be traded and quoted ["Ex - Dividend"] as from : [16 February 2005]

2) The last date of lodgement : [18 February 2005]

3) Date Payable : [15 March 2005]

General Announcement
Reference No **TG-050113-55331**

Company Name	:	**TOP GLOVE CORPORATION BHD**
Stock Name	:	**TOPGLOV**
Date Announced	:	**13/01/2005**

Type : **Announcement**
Subject :

TOP GLOVE CORPORATION BERHAD ("TOP GLOVE" OR THE "COMPANY")

· SUBDIVISION OF SHARE INTO TWO (2) NEW ORDINARY SHARES OF RM0.50 EACH FOR EVERY ONE (1) EXISTING SHARE HELD IN THE COMPANY ("SUBDIVISION OF SHARES").
· FINAL DIVIDEND OF 6% TAX EXEMPT AND 3% LESS 28% MALAYSIAN INCOME TAX FOR THE FINANCIAL YEAR ENDED 31 AUGUST 2004 ("FINAL DIVIDEND").

Contents :

We refer to the announcement made by AmMerchant Bank Berhad on behalf of Top Glove in relation to the notice of books closure date for the Subdivision of Shares on 13 January 2005 **("Subdivision Announcement")** and our announcement dated 9 November 2004 in relation to the notice of books closure date for the Final Dividend **("Dividend Announcement")**.

Pursuant to the Dividend Announcement, the Board of Directors of Top Glove has determined 18 February 2005 as the books closure date for dividend entitlement. Additionally, as disclosed under the Subdivision Announcement, the trading in the shares of Top Glove will be suspended with effect from 9.00 a.m. on 27 January 2005 until the quotation of the shares to be issued pursuant to the Subdivision of Shares **("Suspension Period")**.

In relation thereto, investors who wish to acquire Top Glove's shares to be entitled to the Final Dividend should take into consideration the Suspension Period.

This announcement is dated 13 January 2005.

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 29017 OF 2005

Company Name	:	**TOP GLOVE CORPORATION BHD**
Stock Name	:	**TOPGLOV**
Date Announced	:	**17/01/2005**

Subject : TOPGLOV - NOTICE OF BOOK CLOSURE

Contents :

Subdivision of ordinary shares of RM1.00 each ("Shares") in Top Glove Corporation Berhad ("Top Glove" or the "Company") on the basis on two (2) new ordinary shares of RM0.50 each for every one (1) existing Share held in Top Glove ("Subdivision of Shares").

Kindly be advised of the following :

1) The above Company's securities will be traded and quoted ["Ex - Entitlement"] as from : [31 January 2005]

2) The last date of lodgement : [3 February 2005]

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 32034 OF 2005

Company Name	:	**TOP GLOVE CORPORATION BHD**
Stock Name	:	**TOPGLOV**
Date Announced	:	**07/07/2005**

Subject : TOPGLOV - NOTICE OF BOOK CLOSURE

Contents :

An interim dividend of 6% per share tax exempt.

Kindly be advised of the following :

1) The above Company's securities will be traded and quoted ["Ex - Dividend"] as from : [23 August 2005]

2) The last date of lodgement : [25 August 2005]

3) Date Payable : [16 September 2005]

General Announcement
Reference No **CS-041108-33E26**

Company Name	:	**TOP GLOVE CORPORATION BHD**
Stock Name	:	**TOPGLOV**
Date Announced	:	**08/11/2004**

Type	:	**Announcement**
Subject	:	**TOP GLOVE CORPORATION BERHAD ("TOPGLOVE") - NOTICE OF SIXTH ANNUAL GENERAL MEETING**

Contents :

We act on behalf of our client, TOPGLOVE.

We wish to inform that the Sixth Annual General Meeting of TOPGLOVE is scheduled to be held at East VIP Lounge, Kuala Lumpur Golf & Country Club, No. 10, Jalan 1/70D, Off Jalan Bukit Kiara, 60000 Kuala Lumpur on Tuesday, 11 January 2005 at 10.00 a.m. Attached herewith is the Notice of the aforesaid Meeting for your attention.

Announcemt on Notice of 6th AGM.doc

TOP GLOVE CORPORATION BERHAD

(Company No. 474423 - X)
(Incorporated in Malaysia)

NOTICE IS HEREBY GIVEN THAT the Sixth Annual General Meeting of the Company will be held at East VIP Lounge, Kuala Lumpur Golf & Country Club, No. 10, Jalan 1/70D, Off Jalan Bukit Kiara, 60000 Kuala Lumpur on Tuesday, 11 January 2005 at 10.00 a.m. for the following purposes:-

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AGENDA

1. To receive the Audited Financial Statements for the financial year ended 31 August 2004 together with the Reports of the Directors and the Auditors thereon. *(Resolution 1)*

2. To approve the declaration of the Final Dividend of 6% Tax Exempt and 3% less 28% Malaysian Income Tax for the financial year ended 31 August 2004. *(Resolution 2)*

3. To approve the payment of Directors' Fees for the financial year ended 31 August 2004. *(Resolution 3)*

4. To re-elect the following Directors who retire pursuant to Article 94 of the Company's Articles of Association and being eligible, have offered themselves for re-election:-

   (a) Mr. Quah Chin Chye *(Resolution 4)*
   (b) Mr. Lau Boon Ann *(Resolution 5)*

5. To pass the following resolution pursuant to Section 129(6) of the Companies Act, 1965 :-

   "That pursuant to Section 129(6) of the Companies Act, 1965, the following Directors who have attained the age of seventy (70) years, be and are hereby re-appointed as Directors of the Company and to hold office until the conclusion of the next Annual General Meeting:-

   (a) Tan Sri Datuk (Dr) Arshad Bin Ayub *(Resolution 6)*
   (b) Mr. Sekarajasekaran A/L Arasaratnam" *(Resolution 7)*

6. To re-appoint Messrs. Ernst & Young as Auditors of the Company until the conclusion of the next Annual General Meeting and to authorise the Directors to fix their remuneration. *(Resolution 8)*

7. **As Special Business**

To consider and, if thought fit, with or without any modification, to pass the following resolutions as Ordinary Resolution and Special Resolution:-

Ordinary Resolution
- Authority To Issue Shares Pursuant To Section 132D Of The Companies Act, 1965

"THAT subject to Section 132D of the Companies Act, 1965 and approvals of the relevant governmental/regulatory authorities, the Directors be and are hereby empowered to issue and allot shares in the Company, at any time and upon such terms and conditions and for such purposes as the Directors may, in their absolute discretion, deem fit, provided that the aggregate number of shares issued pursuant to this Resolution does not exceed ten per centum (10%) of the issued and paid-up share capital of the Company for the time being; AND THAT the Directors be and are also empowered to obtain the approval for the listing of and quotation for the additional shares so issued on Bursa Malaysia Securities Berhad (formerly known as Malaysia Securities Exchange Berhad); AND THAT such authority shall commence immediately upon the passing of this Resolution and continue to be in force until the conclusion of the next Annual General Meeting of the Company." *(Resolution 9)*

8. **Special Resolution**
- Proposed Amendments To The Articles of Association of the Company

(a) "THAT the existing interpretation of "Central Depository" in Article 2 of the Company's Articles of Association be deleted in its entirety as follows:-

"Central Depository"	Malaysian Central Depository Sdn. Bhd.

And substitute with the following new interpretation:-

"Depository"	Bursa Malaysia Depository Sdn. Bhd. (formerly known as Malaysian Central Depository Sdn. Bhd.)

THAT all reference to "Central Depository" throughout the whole Articles of Association be changed to "Depository". "

(b) "THAT the existing interpretation of "Exchange" in Article 2 of the Company's Articles of Association be deleted in its entirety as follows:-

"Exchange"	Kuala Lumpur Stock Exchange

And substitute with the following new interpretation:-

"Bursa Securities"	Bursa Malaysia Securities Berhad (formerly known as Malaysia Securities Exchange Berhad)

THAT all reference to "Exchange" throughout the whole Articles of Association be changed to "Bursa Securities"."

(c) "THAT the existing interpretation of "Listing Requirements" in Article 2 of the Company's Articles of Association be deleted in its entirety as follows:-

"Listing Requirements"	The Listing Requirements of Kuala Lumpur Stock Exchange including any amendment thereto that may be made and such practice notes or circulars as may be issued by the Exchange from time to time.

And substitute with the following new interpretation:-

"Listing Requirements"	The Listing Requirements of Bursa Securities including any amendment thereto that may be made and such practice notes or circulars as may be issued by Bursa Securities from time to time."

(d) "THAT the existing interpretation of "Member" in Article 2 of the Company's Articles of Association be deleted in its entirety as follows:-

"Member"	Any person/persons for the time being holding shares in the Company and whose names appear in the Register of Members (except Malaysian Central Depository Nominees Sdn. Bhd.), including, subject to the provisions of Foreign Ownership Regulations, depositors whose names appear on the Record of Depositors.

And substitute with the following new interpretation:-

"Member"	Any person/persons for the time being holding shares in the Company and whose names appear in the Register of Members (except Bursa Malaysia Depository Nominees Sdn. Bhd. (formerly known as Malaysian Central Depository Nominees Sdn. Bhd.)), including, subject to the provisions of Foreign Ownership Regulations, depositors whose names appear on the Record of Depositors."

(Resolution 10)

9. To transact any other ordinary business for which due notice shall have been given.

(Notice of the Sixth Annual General Meeting - cont'd)

NOTICE OF DIVIDEND ENTITLEMENT

NOTICE IS ALSO HEREBY GIVEN THAT the Final Dividend of 6% Tax Exempt and 3% less 28% Malaysian Income Tax in respect of the financial year ended 31 August 2004 will be payable on 15 March 2005 to depositors who are registered in the Record of Depositors at the close of business on 18 February 2005, if approved by Members at the forthcoming Sixth Annual General Meeting on Tuesday, 11 January 2005.

A Depositor shall qualify for entitlement only in respect of:-

(a) Shares transferred into the Depositor's Securities Account before 4 p.m. on 18 February 2005 in respect of ordinary transfers; and

(b) Shares bought on the Bursa Malaysia Securities Berhad ("Bursa Securities") (formerly known as Malaysia Securities Exchange Berhad) on a cum entitlement basis according to the Rules of Bursa Securities.

By Order of the Board

CHUA SIEW CHUAN
(MAICSA 0777689)
Company Secretary

Kuala Lumpur
Dated : 9 November 2004

Explanatory Notes to Special Business:

1. Authority pursuant to Section 132D of the Companies Act, 1965.

   The proposed adoption of the Ordinary Resolution is primarily to give flexibility to the Board of Directors to issue and allot shares at any time in their absolute discretion without convening a general meeting.

2. Proposed Amendments to the Articles of Association of the Company

   The proposed adoption of the Special Resolution is to be in line with the demutualization of Kuala Lumpur Stock Exchange and recent amendments made to the Listing Requirements of Bursa Malaysia Securities Berhad (formerly known as Malaysia Securities Exchange Berhad).

Notes:-

1. A member of the Company entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and vote in his stead. A proxy may but need not be a member of the Company and a member may appoint any person to be his proxy without limitation and the provisions of Section 149(1) (a), (b), (c) and (d) of the Companies Act, 1965 shall not apply to the Company.

2. Where a holder appoints two or more proxies, the appointment shall be invalid unless he specifies the proportion of his shareholdings to be represented by each proxy.

3. The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorised in writing or, if the appointor is a corporation, either under its seal or under the hand of an officer or attorney duly authorised.

4. The instrument appointing a proxy must be deposited at the Registered Office of the Company at Level 7, Menara Milenium, Jalan Damanlela, Pusat Bandar Damansara, Damansara Heights, 50490 Kuala Lumpur not less than 48 hours before the time for holding the Meeting or at any adjournment thereof.

STATEMENT ACCOMPANYING THE NOTICE OF ANNUAL GENERAL MEETING

The Directors who are standing for re-election at the Sixth Annual General Meeting of the Company to be held at East VIP Lounge, Kuala Lumpur Golf & Country Club, No. 10, Jalan 1/70D, Off Jalan Bukit Kiara, 60000 Kuala Lumpur on Tuesday, 11 January 2005 at 10.00 a.m. are as follows:

Name of Directors	Details of Attendance at Board Meeting	Details of Individual Director and other Disclosure Requirements
Quah Chin Chye (Article 94 of the Company's Articles of Association)	Refer to page 22 of the Annual Report.	Refer to page 12 of the Annual Report.
Lau Boon Ann (Article 94 of the Company's Articles of Association)	Refer to page 22 of the Annual Report.	Refer to page 12 of the Annual Report.
Tan Sri Datuk (Dr) Arshad Bin Ayub (Section 129 (6) of the Companies Act, 1965)	Refer to page 22 of the Annual Report.	Refer to page 10 of the Annual Report.
Sekarajasekaran a/l Arasaratnam (Section 129 (6) of the Companies Act, 1965)	Refer to page 22 of the Annual Report.	Refer to page 11 of the Annual Report.

General Announcement
Reference No **MM-041217-36034**

Submitting Merchant Bank	:	**AMMERCHANT BANK BERHAD**
Company Name	:	**TOP GLOVE CORPORATION BHD**
Stock Name	:	**TOPGLOV**
Date Announced	:	**17/12/2004**

Type	:	**Announcement**
Subject	:	**TOP GLOVE CORPORATION BERHAD ("TOP GLOVE" OR THE "COMPANY") - NOTICE OF EXTRAORDINARY GENERAL MEETING**

Contents :

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of Top Glove Corporation Berhad will be held at East VIP Lounge, Kuala Lumpur Golf and Country Club, No. 10 Jalan 1/70D, Off Jalan Bukit Kiara, 60000 Kuala Lumpur on Tuesday, 11 January 2005 at 10.30 a.m. or immediately upon the conclusion or adjournment (as the case may be) of the Sixth Annual General Meeting of the Company, whichever is later, for the purpose of considering and if thought fit, passing the following resolutions, with or without any modifications, as per the attached file.

The notice of the meeting will be published in The New Straits Times newspaper on 20 December 2004.

This announcement is dated 17 December 2004.

Notice of EGM.doc

General Announcement
Reference No **CS-050111-4C953**

Company Name	:	**TOP GLOVE CORPORATION BHD**
Stock Name	:	**TOPGLOV**
Date Announced	:	**11/01/2005**

Type	:	**Announcement**
Subject	:	**TOP GLOVE CORPORATION BERHAD ("TOP GLOVE" OR "COMPANY") SIXTH ANNUAL GENERAL MEETING ("6TH AGM") EXTRAORDINARY GENERAL MEETING ("EGM")**

Contents :

We act for and on behalf of our client, Top Glove.

We, on behalf of Top Glove wish to inform that all resolutions as per the notice of the 6th AGM dated 9 November 2004 and notice of EGM dated 20 December 2004 were duly passed at the 6th AGM and EGM, both held at East VIP Lounge, Kuala Lumpur Golf and Country Club, No. 10, Jalan 1/70D, Off Jalan Bukit Kiara, 60000 Kuala Lumpur on Tuesday, 11 January 2005.

This announcement is dated 11 January 2005.

General Announcement
Reference No **TG-041220-58634**

Company Name	:	**TOP GLOVE CORPORATION BHD**
Stock Name	:	**TOPGLOV**
Date Announced	:	**20/12/2004**

Type	:	**Announcement**
Subject	:	**TOP GLOVE CORPORATION BERHAD ("TOP GLOVE" Or the "COMPANY") - COMMENCEMENT OF LEGAL PROCEEDINGS BY TOP GLOVE SDN BHD, A WHOLLY-OWNED SUBSIDIARY OF THE COMPANY**

Contents :

The Company wishes to announce that, Top Glove Sdn Bhd ("TGSB" or "the Plaintiff"), a wholly-owned subsidiary of the Company, had commenced legal proceedings against Supermax Glove Manufacturing Sdn Bhd ("the Defendant"), a wholly-owned subsidiary of Supermax Corporation Berhad ("SCB"), pursuant to a writ filed at the Shah Alam High Court.

TGSB among others are claiming for general, aggravated and exemplary damages for maliciously distributing and publishing defamatory words contained in documents relating to Summon No.22-431-2000 filed by the Defendant at the Shah Alam High Court. TGSB among others avers that the Defendant had with mala fide distributed the said documents with intend to lower the Plaintiff's reputation. The Defendant had also published defamatory words in it's Quarterly Reports announced by it's holding company, SCB to Bursa Malaysia Securities Berhad in years 2000 and 2001. As a result, the Plaintiff has suffered considerable distress and embarrassment and its personal, professional business and /or official reputations have been adversely affected and brought into public scandal, odium and contempt. The Plaintiff further suffered losses that could not be compensated and/or recovered.

The legal proceeding is not expected have a material effect on the earnings of the Group for the financial year ending 31 August 2005.

General Announcement
Reference No **CS-041019-4D633**

Company Name	:	**TOP GLOVE CORPORATION BHD**
Stock Name	:	**TOPGLOV**
Date Announced	:	**19/10/2004**

Type	:	**Announcement**
Subject	:	**TOP GLOVE CORPORATION BERHAD - PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION**

Contents :

We act for and on behalf of Top Glove Corporation Berhad ("Top Glove" or "the Company").

We wish to inform that Top Glove would like to seek the shareholders' approval on the proposed amendments to the Articles of Association of the Company as attached herewith at the forthcoming Sixth Annual General Meeting ("6th AGM").

Rationale

The proposed amendments to the Articles of Association of the Company is to be in line with the demutualization of Kuala Lumpur Stock Exchange and recent amendments made to the Listing Requirements of Bursa Malaysia Securities Berhad (formerly known as Malaysia Securities Exchange Berhad).

Approval Required

The proposed amendments to the Articles of Association is conditional upon the approval of the shareholders of the Company being obtained at the fortcoming 6th AGM.

Statement by Board of Directors

The Board having taken into consideration all matters relating to the proposed amendments is of the opinion that the aforesaid amendments to the Articles of Association is of the best interest of the Company.

TG-Amend AA.doc

TOP GLOVE

AWARDED
ISO 9001

TOP GLOVE CORPORATION BERHAD
(Company No. 474423-X)
(Incorporated in Malaysia under the Companies Act, 1965)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of Top Glove Corporation Berhad **("Top Glove" or "Company")** will be held at East VIP Lounge, Kuala Lumpur Golf and Country Club, No. 10 Jalan 1/70D, Off Jalan Bukit Kiara, 60000 Kuala Lumpur on Tuesday, 11 January 2005 at 10.30 a.m. or immediately upon the conclusion or adjournment (as the case may be) of the Sixth Annual General Meeting of the Company, whichever is later, for the purpose of considering and if thought fit, passing with or without any modifications the following resolutions:-

ORDINARY RESOLUTION

PROPOSED SUBDIVISION OF ORDINARY SHARES OF RM1.00 EACH IN TOP GLOVE ON THE BASIS OF TWO (2) NEW ORDINARY SHARES OF RM0.50 EACH FOR EVERY ONE (1) EXISTING ORDINARY SHARE OF RM1.00 EACH HELD IN TOP GLOVE AT A DATE TO BE DETERMINED LATER ("PROPOSED SUBDIVISION OF SHARES")

"THAT, subject to the passing of the Special Resolution below, the approvals of all the relevant authorities for the Proposed Subdivision of Shares and the approval-in-principle from Bursa Malaysia Securities Berhad (formerly known as Malaysia Securities Exchange Berhad) for the listing of and quotation for all the new ordinary shares of RM0.50 each to be issued hereunder, approval be and is hereby given to the Company to subdivide the issued and paid-up share capital of the Company into two (2) new ordinary shares of RM0.50 each for every one (1) existing ordinary share of RM1.00 each held by the shareholders of the Company whose names appear in the Record of Depositors at the close of business on a date to be determined by the Directors of Top Glove.

THAT the shares arising from the Proposed Subdivision of Shares shall upon issue and allotment, rank pari passu in all respects amongst themselves AND FURTHER THAT the Directors be and are hereby authorised to give effect to the Proposed Subdivision of Shares with full power to assent to any variations, modifications, and/or amendments as may be required or imposed by the relevant authorities, to take all such steps and to do all acts and things in any manner as they may deem necessary in order to implement, finalise and give full effect to the Proposed Subdivision of Shares".

SPECIAL RESOLUTION

PROPOSED AMENDMENTS TO THE MEMORANDUM AND ARTICLES OF ASSOCIATION OF THE COMPANY ("PROPOSED AMENDMENTS")

"THAT, subject to the passing of the above Ordinary Resolution, it is hereby resolved that:-

(i) Clause 5 of the Memorandum of Association of the Company be and is hereby substituted in its entirety with the following:-

"The capital of the Company is RM200,000,000.00 Malaysian Currency divided into 400,000,000 ordinary shares of RM0.50 each. The shares in the original or any increased capital may be divided into several classes and there may be attached thereto respectively any preferential, deferred or other special rights, privileges, conditions or restrictions as to dividends, capital, voting or otherwise."

(ii) Article 7 of the Articles of Association of the Company be and is hereby substituted in its entirety with the following:-

"The authorised share capital of the Company is RM200,000,000/- (Malaysian Ringgit : Two Hundred Million) divided into 400,000,000 ordinary shares of RM0.50 (Malaysian Sen : Fifty) each."

AND THAT the Directors be and are hereby authorised to give effect to the Proposed Amendments with full power to assent to any variation, modifications, and/or amendments as may be required by the relevant authorities, to take all such steps and to do all acts and things in any manner as they may deem necessary in order to implement, finalise and give full effect to the Proposed Amendments".

By Order Of The Board

Chua Siew Chuan (MAICSA No.: 0777689)
Company Secretary

Kuala Lumpur
20 December 2004

Notes:-

1. *A member of the Company entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and vote in his stead. A proxy may but need not be a member of the Company and a member may appoint any person to be his proxy without limitation and the provisions of Section 149(1) (a), (b), (c) and (d) of the Companies Act, 1965 shall not apply to the Company.*

2. *Where a holder appoints two or more proxies, the appointment shall be invalid unless he specifies the proportion of his shareholdings to be represented by each proxy.*

3. *The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorised in writing or, if the appointor is a corporation, either under its seal or under the hand of an officer or attorney duly authorised.*

4. *This instrument appointing a proxy must be deposited at the Registered Office of the Company, at Level 7, Menara Milenium, Jalan Damanlela, Pusat Bandar Damansara, Damansara Heights, 50490 Kuala Lumpur not less than 48 hours before the time for holding the Meeting or at an adjournment thereof.*

General Announcement
Reference No **MM-041005-35217**

Submitting Merchant Bank	:	**AMMERCHANT BANK BERHAD**
Company Name	:	**TOP GLOVE CORPORATION BHD**
Stock Name	:	**TOPGLOV**
Date Announced	:	**05/10/2004**

Type : **Announcement**
Subject : **TOP GLOVE CORPORATION BERHAD ("TOP GLOVE" OR THE "COMPANY")**

- PROPOSED SUBDIVISION OF ORDINARY SHARES OF RM1.00 EACH IN TOP GLOVE ON THE BASIS OF TWO (2) NEW ORDINARY SHARES OF RM0.50 EACH FOR EVERY ONE (1) EXISTING ORDINARY SHARE OF RM1.00 EACH HELD IN TOP GLOVE AT A DATE TO BE DETERMINED LATER ("PROPOSED SUBDIVISION OF SHARES"); AND

- PROPOSED AMENDMENTS TO THE MEMORANDUM AND ARTICLES OF ASSOCIATION OF TOP GLOVE ("PROPOSED AMENDMENTS").

(HEREINAFTER REFERRED AS THE "PROPOSALS")

Contents :

1. INTRODUCTION

On behalf of the Board of Directors of Top Glove **("Board")**, AmMerchant Bank Berhad **("AmMerchant Bank")** wishes to announce the following proposals:-

(a) proposed subdivision of ordinary shares of RM1.00 each **("Share")** in the Company on the basis of two (2) new ordinary shares of RM0.50 each **("Subdivided Shares")** for every one (1) existing Share held in Top Glove at a date to be determined later; and

(b) proposed amendments to the Memorandum and Articles of Association of Top Glove pursuant to the Proposed Subdivision of Shares.

(Collectively referred to as the **"Proposals"**)

The Proposals are inter-conditional upon each other.

2. THE PROPOSED SUBDIVISION OF SHARES

2.1 Details of The Proposed Subdivision of Shares

The Proposed Subdivision of Shares shall involve the subdivision of Shares in the Company on the basis of two (2) Subdivided Shares for every one (1) existing Share held by the shareholders of Top Glove, whose names appear on the Record Of Depositors at the close of business on a date to be determined and announced later.

The issued and paid-up share capital of Top Glove as at 30 September

2004 is RM93.059 million comprising 93.059 million Shares. As at 30 September 2004, the Company has 23,000 Employees' Share Option Scheme **("ESOS")** options, which have been exercised but has yet to be granted listing by Bursa Malaysia Securities Berhad **("Bursa Securities")**. Additionally, as at 30 September 2004, the Company has 1.784 million outstanding ESOS options.

Upon completion of the Proposed Subdivision of Shares and assuming the full exercise of the 1.784 million outstanding ESOS options and the listing of the 23,000 Shares arising from the exercise of the ESOS options, the issued and paid-up share capital of Top Glove would be up to RM94.866 million, comprising up to 189.732 million Subdivided Shares.

2.2 Ranking of the Subdivided Shares

The Subdivided Shares to be issued shall, upon allotment and issue, rank pari passu in all respects amongst themselves.

2.3 Rationale For The Proposed Subdivision of Shares

The Proposed Subdivision of Shares will reduce the existing price per share of the Company, hence making it more affordable to shareholders and potential investors. The Proposed Subdivision of Shares will also increase the liquidity and marketability of the shares of the Company.

The Proposed Subdivision of Shares will not increase the value of the Company and does not have an impact on the shareholders' percentage shareholding in the Company.

3. PROPOSED AMENDMENTS

Amendments to the Memorandum and Articles of Association of Top Glove is proposed to be made pursuant to the Proposed Subdivision of Shares involving, amongst others, the following:-

(a) the subdivision to the par value of existing Top Glove ordinary shares of RM1.00 each to RM0.50 each; and

(b) the alteration of the authorised share capital of Top Glove of RM200,000,000 comprising 200,000,000 Shares into RM200,000,000 comprising 400,000,000 Subdivided Shares pursuant to the Proposed Subdivision of Shares.

4. LISTING SOUGHT

Listing on the Main Board of Bursa Securities will be sought for the Subdivided Shares.

5. SUMMARY OF THE FINANCIAL EFFECTS OF THE PROPOSALS

The Proposed Amendments will not have any effect on the share capital, earnings, net tangible assets (**"NTA"**), substantial shareholders' interests and dividends of Top Glove. The financial effects of the Proposed Subdivision of Shares are as follows:-

5.1 Share Capital

The effects of the Proposed Subdivision of Shares on the share capital of Top Glove are shown in **Table 1**.

5.2 Earnings

The Proposed Subdivision of Shares is not expected to have material effect on the earnings of Top Glove and its subsidiary companies (**"Top Glove Group"** or **"Group"**) for the financial year ending 31 August 2005 except for the proportionate reduction in the Group's net earnings per share as a result of the increase in the issued and paid-up share capital of Top Glove as a result of the Proposed Subdivision of Shares.

5.3 NTA

The Proposed Subdivision of Shares is not expected to have any effect on the absolute NTA of Top Glove Group. However, the Group's NTA per share will be correspondingly diluted as a result of the increase in the issued and paid-up share capital of Top Glove pursuant to the Proposed Subdivision of Shares.

The proforma effects of the Proposed Subdivision of Shares on the NTA of Top Glove are illustrated in **Table 2**.

5.4 Substantial Shareholders' Interests

The Proposed Subdivision of Shares is not expected to have any effect on the substantial shareholders' percentage of shareholdings in the Company, as it is pro-rated to all shareholders of the Company. Accordingly, the number of shares held by each shareholder will increase proportionately.

5.5 Dividends

The Company has declared an interim tax-exempt dividend of 5 sen for the financial year ended 31 August 2004 of approximately RM4.651 million, which was subsequently paid on 6 September 2004.

The Proposed Subdivision of Shares is not expected to have any material effect on the dividend to be declared by the Company, if any, for the financial year ending 31 August 2004.

6. APPROVALS REQUIRED

The Proposals are subject to the approvals of the following parties:-

(a) the Securities Commission (**"SC"**) for the Proposed Subdivision of Shares;

(b) Bursa Securities for the Proposed Subdivision of Shares and the listing of and quotation for the Subdivided Shares;

(c) the shareholders of Top Glove at an Extraordinary General Meeting to be convened for the Proposals; and

(d) any other relevant authorities (if applicable).

7. DIRECTORS' AND SUBSTANTIAL SHAREHOLDERS' INTERESTS

None of the Directors and substantial shareholders and/or persons connected to the Directors and/or substantial shareholders of Top Glove have any interest, either direct or indirect, in the Proposed Subdivision of Shares beyond their entitlement under the Proposed Subdivision of Shares in respect of any share held for which all existing shareholders of Top Glove are also entitled to.

None of the Directors and substantial shareholders and/or persons connected to the Directors and/or substantial shareholders of Top Glove have any interest, either direct or indirect, in the Proposed Amendments.

8. DIRECTORS' STATEMENT

After taking into consideration the rationale for the Proposals and after careful deliberations, the Board are of the opinion that the Proposals are in the best interest of Top Glove and its shareholders.

9. APPLICATION TO THE SC AND BURSA SECURITIES

An application to the SC and Bursa Securities seeking approval for the Proposed Subdivision of Shares is expected to be made within one (1) month from the date of this announcement.

10. ADVISER

AmMerchant Bank Berhad has been appointed to act as the adviser of the Company for the Proposals.

This announcement is dated 5 October 2004.

TABLES-Topglove.doc

General Announcement
Reference No **MM-041207-52802**

Submitting Merchant Bank	:	**AMMERCHANT BANK BERHAD**
Company Name	:	**TOP GLOVE CORPORATION BHD**
Stock Name	:	**TOPGLOV**
Date Announced	:	**07/12/2004**

Type	:	**Announcement**
Subject	:	**TOP GLOVE CORPORATION BERHAD ("TOP GLOVE" OR "THE COMPANY")**

PROPOSED SUBDIVISION OF SHARE INTO TWO (2) NEW ORDINARY SHARES OF RM0.50 EACH FOR EVERY ONE (1) EXISTING SHARE HELD IN THE COMPANY ("PROPOSED SUBDIVISION OF SHARES").

Contents :

We refer to the announcement dated 5 October 2004.

On behalf of the Board of Directors of Top Glove, AmMerchant Bank Berhad ("AmMerchant Bank") wishes to announce that Bursa Malaysia Securities Berhad *(formerly known as Malaysia Securities Exchange Berhad)*, vide its letter dated 6 December 2004, has approved the Proposed Subdivision Of Shares, as proposed.

This announcement is dated 7 December 2004.

General Announcement
Reference No **MM-041213-48383**

Submitting Merchant Bank	:	**AMMERCHANT BANK BERHAD**
Company Name	:	**TOP GLOVE CORPORATION BHD**
Stock Name	:	**TOPGLOV**
Date Announced	:	**13/12/2004**

Type	:	**Announcement**
Subject	:	**TOP GLOVE CORPORATION BERHAD ("TOP GLOVE" OR "THE COMPANY")** **PROPOSED SUBDIVISION OF ORDINARY SHARES OF RM1.00 EACH ("SHARE") INTO TWO (2) NEW ORDINARY SHARES OF RM0.50 EACH FOR EVERY ONE (1) EXISTING SHARE HELD IN THE COMPANY ("PROPOSED SUBDIVISION OF SHARES").**

Contents :

We refer to the announcement dated 5 October 2004.

On behalf of the Board of Directors of Top Glove, AmMerchant Bank Berhad ("AmMerchant Bank") wishes to announce that the Securities Commission ("SC"), vide its letter dated 10 December 2004 (which was received on 13 December 2004), has approved the Proposed Subdivision Of Shares with the condition that Top Glove should comply with the relevant requirements of the Policies and Guidelines on Issue/Offer of Securities of the SC relating to the implementation of the Proposed Subdivision of Shares.

This announcement is dated 13 December 2004.

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 29065 OF 2005

Company Name : **TOP GLOVE CORPORATION BHD**
Stock Name : **TOPGLOV**
Date Announced : **18/01/2005**

Subject : TOPGLOV-Subdivision of Shares

Contents :

Subdivision of shares on the basis of two (2) new ordinary shares of RM0.50 each for every one (1) ordinary share of RM1.00 each ("Subdivision of Shares")

Kindly be advised that trading of TOPGLOV's shares will be suspended with effect from 9.00 a.m. on Thursday, 27 January 2005 to facilitate the Subdivision of Shares.

Your attention is also drawn to the TOPGLOV's notice to shareholders dated 14 January 2005.

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 29476 OF 2005

Company Name	: **TOP GLOVE CORPORATION BHD**
Stock Name	: **TOPGLOV**
Date Announced	: **14/02/2005**

Subject : TOPGLOV-Subdivision of Shares

Contents :

Subdivision of shares involving subdivision into two (2) new ordinary shares of RM0.50 each for every ordinary share of RM1.00 each ("Subdivision of Shares")

Kindly be advised of the following:-

a) TOPGLOV's entire issued and paid-up share capital of RM93,679,500 comprising 187,359,000 ordinary shares of RM0.50 each after the Subdivision of Shares will be granted listing and quotation with effect from 9.00 a.m., Wednesday, 16 February 2005.

b) Trading in TOPGLOV's shares will resume with effect from 9.00 a.m., Wednesday, 16 February 2005.

General Announcement
Reference No **TG-050912-30974**

Company Name	:	**TOP GLOVE CORPORATION BHD**
Stock Name	:	**TOPGLOV**
Date Announced	:	**12/09/2005**

Type	:	**Announcement**
Subject	:	**TOP GLOVE CORPORATION BERHAD ("Top Glove" or "the Company")** **Incorporation of a company by Top Glove Sdn Bhd, a wholly-owned subsidiary of Top Glove**

Contents :

The Company wishes to announce that Top Glove Sdn Bhd ("TGSB"), a wholly owned subsidiary of the Company, has incorporated a new company in the Peoples' Republic of China, Great Glove (Xinghua) Co. Ltd ("Great Glove China"). Great Glove China is a wholly owned subsidiary of TGSB.

The company would have an authorised capital of USD10.05 million with an initial paid up capital of USD3.0 million. Great Glove China is currently dormant and is intended for the purpose of manufacturing and trading of disposable gloves.

None of the Directors of the Company has any interest, direct or indirect, in the incorporation.

General Announcement
Reference No **CS-040908-45274**

Company Name	:	**TOP GLOVE CORPORATION BHD**
Stock Name	:	**TOPGLOV**
Date Announced	:	**08/09/2004**

Type	:	**Announcement**
Subject	:	**TOP GLOVE CORPORATION BERHAD ("TGCB" OR "COMPANY")**

Acquisition by Top Glove Sdn. Bhd. ("TGSB"), a wholly-owned subsidiary of TGCB of the 30% interest in Top Glove (Zhangjiagang) Co Ltd ("TGZCL") from Zhangjiagang Medical Glove Co ("ZMC") for a total cash consideration of USD1.26 million (approximately RM4.79 million) ("Proposed 30% Acquisition")

Contents :

Reference is made to our earlier announcement dated 20 August 2004. We wish to add that in relation to Chapter 10 of the Bursa Malaysia Securities Listing Requirements, the Proposed 30% Acquisition is deemed a related party transaction by virtue of ZMC being a major shareholder of TGZCL.

However, none of the Directors of TGCB have any interest, direct or indirect, in the Proposed 30% Acquisition.

Shareholders are requested to read this announcement with the Company's announcement made on 20 August 2004.

This announcement is dated 8 September 2004.

General Announcement
Reference No **TG-041011-58343**

Company Name	:	**TOP GLOVE CORPORATION BHD**
Stock Name	:	**TOPGLOV**
Date Announced	:	**11/10/2004**

Type	:	**Announcement**
Subject	:	**TOP GLOVE CORPORATION BERHAD ("TOP GLOVE" OR THE "COMPANY") Acquisition of 5.60 million ordinary shares representing 40% interest in Top Glove Medical (Thailand) Co. Ltd by Top Glove Sdn. Bhd., a wholly owned subsidiary of Top Glove for a total cash consideration of RM9.265 million ("Acquisition")**

Contents :

We refer to the announcement made by the Company on 21 June 2004 in relation to the Acquisition.

We wish to announce that pursuant to the acknowledgement of the vendors of the final payment and the transfer of the shares to Top Glove Sdn Bhd, the Acquisition is deemed completed. Henceforth, Top Glove Medical (Thailand) Co. Ltd will be a wholly-owned subsidiary of Top Glove Sdn. Bhd.

This announcement is dated 11 October 2004.

General Announcement
Reference No **TG-041208-56904**

Company Name	:	**TOP GLOVE CORPORATION BHD**
Stock Name	:	**TOPGLOV**
Date Announced	:	**08/12/2004**

Type	:	**Announcement**
Subject	:	**Acquisition by Top Glove Sdn Bhd ("TGSB"), a wholly-owned subsidiary of Top Glove of the remaining 45% interest in Top Glove (Zhangjiagang) Co Ltd ("TGZCL") consisting: - a) 30% interest in TGZCL from Zhangjiagang Medical Glove Co for a total cash consideration of USD1.26 million (approximately RM4.79 million) ("Proposed 30% Acquisition"); and b) 15% interest in TGZCL from Hadsyn Latex Co Ltd for a total cash consideration of USD0.63 million (approximately RM2.39 million) ("Proposed 15% Acquisition") (Collectively to be defined as "Proposed Acquisitions")**

Contents :

We refer to the announcement made by the Company on 20 August 2004 in relation to the Proposed Acquisitions.

We wish to announce that pursuant to the final payment made to the vendors and the transfer of the shares to TGSB, the Proposed Acquisitions are deemed completed. Henceforth, TGZCL will be a wholly-owned subsidiary of TGSB.

This announcement is dated 8 December 2004.

General Announcement
Reference No **TG-050207-52652**
Company Name : **TOP GLOVE CORPORATION BHD**
Stock Name : **TOPGLOV**
Date Announced : **07/02/2005**

Type : **Announcement**
Subject : **Top Glove Corporation Bhd (the "Company" or "Top Glove")**

Acquisition Of Freehold Land Held Under GM 5064, Lot No. 5104 and GM5101, Lot No.4947 Mukim Of Kapar, District Of Klang, Selangor Darul Ehsan ("Land Acquisitions")

Contents :

1. Introduction

The Company is pleased to announce that Top Glove Sdn Bhd ("TGSB"), a wholly owned subsidiary of the Company had on 29 March 2004 and 23 November 2004 entered into a Sales and Purchase Agreement ("SPA") with Tan Ah Hoon @ Tan Siew Hoon & Tan Swu Tin and Yap Ah Chuan (Collectively "Vendors") respectively for the acquisition of freehold lands (the "Properties") held under GM5064, Lot No. 5104 and GM5101 Lot No. 4947, Mukim of Kapar, District of Klang, in the state of Selangor Darul Ehsan for a total cash consideration of RM1,400,000 and RM1,900,000 respectively.

The Land Acquisitions forms part of Top Glove's expansion plan and is intended for the construction of Group's factory number 13 and 14.

2. Information On The Property

The Properties are located along Jalan Teratai, Off Jalan Meru, Klang, which is in the vicinity of the Top Glove Group's factories numbers 1, 2, 3, 4, 9, 10, 11 and 12.

The Properties occupy a total land area of approximately 2.4282 hectares (or approximately 6.0 acres) and are currently vacant.

3) Terms and Conditions Of The SPA

3.1 The purchase consideration of the Properties are arrived at based on an "as is basis" and on a "willing buyer and willing seller" basis.

3.2 The Properties shall be acquired free from all encumbrances and with vacant possession.

3.3 The term of payment for the total cash consideration of RM3,300,000 is to be satisfied in the manner as follows:
a) TGSB shall pay the sum of RM330,000 to the Vendors upon execution of the SPA; and
b) TGSB shall pay the remaining sum of RM2,970,000 within three months from the date of the SPA.

4) Rationale For the Land Acquisitions

The acquisition of the Properties by TGSB is part of the Top Glove Group's continuous expansion plan. The Group is planning to set up its 13th and 14th factories in this location with 20 new advance latex glove production lines in each factory. The construction of factory 13 and factory 14 are expected to commence in the fourth quarter of 2005 and first quarter of 2006 respectively. The installation of the total 40 new advanced latex glove production lines are targeted to be installed progressively upon completion of the construction of the factories.

The planned 40 new advanced production lines would have a production capacity of 320 million pieces of gloves per month or 3.84 billion pieces of gloves a year. Adding these to the Group's existing facility of 150 production lines with production capacity of approximately 12 billion pieces of gloves a year, the planned 40 new lines at factory 11 and factory 12, the Group will have a total of 230 glove production lines with production capacity of approximately 20.0 billion pieces of gloves upon completion by December 2006. Thus, strengthening Top Glove's position as the largest latex glove manufacturer in Malaysia and the world.

The Company's newest facility, Factory 10, which is located next to its Factory 9 in Klang (Selangor State, Malaysia), has completed the installation and commenced commercial production from the 20 new and advanced glove production lines.

Whereas, the construction of the new Factory 11, which commenced in August 2004, has been completed on 5th February 2005 with commercial production of four lines of the total planned 20 lines targeted to commence by mid-March 2005. This new factory, which is in the vicinity of its existing factories in Klang, will be installed progressively with a total of 20 new advanced glove production lines.

Factory 12, which is located in Klang, is currently under construction with completion targeted by June 2005 and commercial production expected to commence by August 2005. Factory 12 will also be installed progressively with 20 new advanced glove production lines upon completion of the construction of the factory.

The Group has also considered the strategic location of the Properties being in the proximity of the plants in Klang (Factory 1, 2, 3, 4, 9, 10, 11 and 12) as an added advantage.

5) Sources Of Fund

The funding requirement of the said Acquisition will be provided via internally generated funds and/or by external borrowings.

6) Effects Of The Land Acquisitions

There will be no change to the share capital and shareholding of substantial shareholders of Top Glove as the Land Acquisitions does not involve the issuance of new Top Glove shares. The said Land Acquisitions are not expected to have any material effect on the earnings and

net tangible assets of the Group for the current financial year ending 31st August 2005. However, barring any unforeseen circumstances, the planned setting up of a new production facility on the Properties is expected to contribute positively to the future earnings of the Group.

7) Directors and Substantial Shareholders' Interest

None of the directors of the Company or persons connected to them, have any interest, direct or indirect, in the Land Acquisitions.

The Board is not aware of any substantial shareholders or persons connected to them having any interest, direct or indirect, in the said Land Acquisitions.

8) Approval Of Shareholders and Authorities

The Land Acquisitions is not subject to the approval of the Company's shareholders nor any authorities.

9) Statement By The Board Of Directors

The Board Of Directors is of the opinion that the said Land Acquisitions is in the best interest of the Company and its shareholders.

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 26801 OF 2004

Company Name : **TOP GLOVE CORPORATION BHD**
Stock Name : **TOPGLOV**
Date Announced : **06/09/2004**

Subject : TOPGLOV-EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be informed that the abovementioned Company's additional 35,000 new ordinary shares of RM1.00 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Wednesday, 8 September 2004.

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 27207 OF 2004

Company Name	:	**TOP GLOVE CORPORATION BHD**
Stock Name	:	**TOPGLOV**
Date Announced	:	**05/10/2004**

Subject : TOPGLOV-EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be informed that the abovementioned Company's additional 23,000 new ordinary shares of RM1.00 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Thursday, 7 October 2004.

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 27708 OF 2004

Company Name	:	**TOP GLOVE CORPORATION BHD**
Stock Name	:	**TOPGLOV**
Date Announced	:	**04/11/2004**

Subject : TOPGLOV-EMPLOYEES' SHARE OPTIN SCHEME ("SCHEME")

Contents :

Kindly be informed that the abovementioned Company's additional 21,000 new ordinary shares of RM1.00 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Monday, 8 November 2004.

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 28219 OF 2004

Company Name	:	**TOP GLOVE CORPORATION BHD**
Stock Name	:	**TOPGLOV**
Date Announced	:	**06/12/2004**

Subject : TOPGLOV-EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be informed that the abovementioned Company's additional 47,500 new ordinary shares of RM1.00 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Wednesday, 8 December 2004.

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 28828 OF 2005

Company Name	:	**TOP GLOVE CORPORATION BHD**
Stock Name	:	**TOPGLOV**
Date Announced	:	**05/01/2005**

Subject : TOPGLOV-EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be informed that the abovementioned Company's additional 208,200 new ordinary shares of RM1.00 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Friday, 7 January 2005.

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 29147 OF 2005

Company Name : **TOP GLOVE CORPORATION BHD**
Stock Name : **TOPGLOV**
Date Announced : **24/01/2005**

Subject : TOPGLOV-EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 320,800 new ordinary shares of RM1.00 each issued pursuant the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Wednesday, 26 January 2005.

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 30024 OF 2005

Company Name	:	**TOP GLOVE CORPORATION BHD**
Stock Name	:	**TOPGLOV**
Date Announced	:	**11/03/2005**

Subject : TOPGLOV-Employees' Share Option Scheme ("Scheme")

Contents :

Kindly be advised that the abovementioned Company's additional 208,000 new ordinary shares of RM0.50 each issued pursuant the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Tuesday, 15 March 2005.

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 30438 OF 2005

Company Name	:	**TOP GLOVE CORPORATION BHD**
Stock Name	:	**TOPGLOV**
Date Announced	:	**04/04/2005**

Subject : TOPGLOV-Employees' Share Option Scheme ("Scheme")

Contents :

Kindly be advised that the abovementioned Company's additional 197,000 new ordinary shares of RM0.50 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Wednesday, 6 April 2005.

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 30988 OF 2005

Company Name	:	**TOP GLOVE CORPORATION BHD**
Stock Name	:	**TOPGLOV**
Date Announced	:	**06/05/2005**

Subject : TOPGLOV-Employees' Share Option Scheme ("Scheme")

Contents :

Kindly be advised that the abovementioned Company's additional 244,000 new ordinary shares of RM0.50 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Tuesday, 10 May 2005.

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 31597 OF 2005

Company Name	:	**TOP GLOVE CORPORATION BHD**
Stock Name	:	**TOPGLOV**
Date Announced	:	**07/06/2005**

Subject : TOPGLOV-Employees' Share Option Scheme ("Scheme")

Contents :

Kindly be advised that the abovementioned Company's additional 19,400 new ordinary shares of RM0.50 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Thursday, 9 June 2005.

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 31613 OF 2005

Company Name	: **TOP GLOVE CORPORATION BHD**
Stock Name	: **TOPGLOV**
Date Announced	: **08/06/2005**

Subject : TOPGLOV-Amendment to Listing Circular No. L/Q 31597 of 2005 - Employees' Share Option Scheme ("Scheme")

Contents :

Kindly be advised that the abovementioned Company's additional **91,400** new ordinary shares (instead of **19,400** new ordinary shares as stated earlier) of RM0.50 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Thursday, 9 June 2005.

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 31985 OF 2005

Company Name	:	**TOP GLOVE CORPORATION BHD**
Stock Name	:	**TOPGLOV**
Date Announced	:	**05/07/2005**

Subject : TOPGLOV-Employees' Share Option Scheme ("Scheme")

Contents :

Kindly be advised that the abovementioned Company's additional 134,400 new ordinary shares of RM0.50 each issued pursuant the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Thursday, 7 July 2005.

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 32456 OF 2005

Company Name	:	**TOP GLOVE CORPORATION BHD**
Stock Name	:	**TOPGLOV**
Date Announced	:	**03/08/2005**

Subject : TOPGLOV-Employees' Share Option Scheme ("Scheme")

Contents :

Kindly be advised that the abovementioned Company's additional 255,000 new ordinary shares of RM0.50 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Friday, 5 August 2005.

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 33027 OF 2005

Company Name	:	**TOP GLOVE CORPORATION BHD**
Stock Name	:	**TOPGLOV**
Date Announced	:	**06/09/2005**

Subject : TOPGLOV-Employees' Share Option Scheme ("Scheme").

Contents :

Kindly be advised that the abovementioned Company's additional 149,800 new ordinary shares of RM0.50 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Thursday, 8 September 2005.

General Announcement
Reference No **MM-050729-59841**

Submitting Merchant Bank	:	**COMMERCE INTERNATIONAL MERCHANT BANKERS BERHAD**
Company Name	:	**TOP GLOVE CORPORATION BHD**
Stock Name	:	**TOPGLOV**
Date Announced	:	**01/08/2005**

Type : **Announcement**
Subject : **TOP GLOVE CORPORATION BERHAD ("TOP GLOVE" OR THE "COMPANY")**

PROPOSED MURABAHAH/IJARAH COMMERCIAL PAPERS ("CP") PROGRAMME ("ISLAMIC CP PROGRAMME") OF UP TO RM100 MILLION IN NOMINAL VALUE AND PROPOSED MURABAHAH/IJARAH MEDIUM TERM NOTES ("MTN") PROGRAMME ("ISLAMIC MTN PROGRAMME") OF UP TO RM100 MILLION IN NOMINAL VALUE ("THE PROPOSAL")

Contents :

1. INTRODUCTION

On behalf of the Board of Directors of Top Glove ("Board"), Commerce International Merchant Bankers Berhad ("CIMB") wishes to announce that Top Glove proposes to issue a Murabahah/Ijarah CP Programme of up to RM100 million in nominal value and Murabahah/Ijarah MTN Programme of up to RM100 million in nominal value.

2. DETAILS OF THE PROPOSAL

The Proposal is based on the Islamic financing principles of Murabahah and/or Ijarah. The indicative principal terms of the Proposal are set out in Table 1.

3. RATIONALE FOR THE PROPOSAL

The proceeds to be raised from the Proposal will be utilised as follows:

(i) Refinancing the borrowings of the Company and/or its subsidiaries (collectively the
"Group");

(ii) Financing capital expenditures of the Group; and

(iii) Working capital requirements of the Group.

The Proposal will enable the Group to tap the private debt securities market for additional funds as and when they require funding. The Proposal will provide Top Glove with an alternative source of financing which will enable Top Glove to effectively plan and manage its funding costs and requirements.

4. EFFECTS OF THE PROPOSAL

4.1 Share Capital, Substantial Shareholders' Shareholdings, Net Tangible Assets ("NTA") and Earnings

The Proposal will not have any effect on the share capital, shareholdings of the substantial shareholders of Top Glove and the NTA per share of the Company, and is not expected to have any material effect on the earnings per share of the Company for the financial year ending 31 August 2005.

4.2 Gearing

The Proposal is to provide Top Glove with an alternative source of financing, as and when required, for the refinancing of borrowings, future capital expenditure requirements and working capital of the Group. The Board does not expect the Proposal to materially affect the existing gearing level of Top Glove.

4.3 Dividends

The Board does not expect the Proposal to have any material impact on the dividend policy of Top Glove for the financial year ending 31 August 2005.

5. CONDITIONS OF THE PROPOSAL

The Proposal is subject to and conditional upon approval being obtained from the Securities Commission ("SC").

6. COMPLIANCE WITH SC'S GUIDELINES ON THE OFFERING OF ISLAMIC SECURITIES

As far as the Directors are aware, there is no departure from the SC's Guidelines on the Offering of Islamic Securities in respect of the Proposal.

7. DIRECTORS' AND MAJOR SHAREHOLDERS' INTERESTS

None of the Directors, major shareholders of Top Glove and/or persons connected to them has any interest, direct or indirect, in the Proposal.

8. DIRECTORS' RECOMMENDATION

The Board, after careful deliberation, is of the opinion that the Proposal is in the best interest of the Company.

9. ADVISER, LEAD MANAGER AND LEAD ARRANGER

Commerce International Merchant Bankers Berhad ("CIMB") has been appointed as, inter alia, the Lead Manager, Principal Adviser and Lead Arranger for the Proposal.

10. TIMING OF SUBMISSION

An application to the SC in relation to the Proposal has been submitted to the SC today.

This announcement is dated 1 August 2005.

Announcement - final draft - tables.doc

Table 1 : Indicative Principal terms of the Proposal

Issuer	:	Top Glove
Facility and Amount	:	Proposed Murabahah/Ijarah Commercial Papers Programme ("Islamic CP Programme") of up to RM100 million in nominal value and Proposed Murabahah/Ijarah Medium Term Notes Programme ("Islamic MTN Programme") of up to RM100 million in nominal value The aggregate outstanding nominal value of the Islamic CPs under the Islamic CP Programme and the aggregate outstanding nominal value of the Islamic primary MTNs under the Islamic MTN Programme at any point in time shall not exceed RM200 million.
Principal Adviser/ Lead Manager/ Lead Arranger/Facility Agent/Sole Bookrunner	:	CIMB
Tenure	:	<u>Islamic CP</u> 7 years from the date of the first issue under the Islamic CP Programme. <u>Islamic MTN</u> 15 years from the date of the first issue under the Islamic MTN Programme.
Maturity	:	Islamic CPs - one (1), two (2), three (3), six (6), nine (9) or twelve (12) months as the Company may select, provided that the Islamic CPs mature prior to the expiry of the Islamic CP Programme. Islamic MTNs - More than one (1) year and up to fifteen (15) years as the Company may select, provided that the Islamic MTNs mature prior to the expiry of the Islamic MTN Programme.
Rating Agency	:	Malaysian Rating Corporation Berhad ("MARC").
Rating	:	<u>Islamic CP</u> The rating for the Islamic CPs shall be at least MARC-1_{ID} on their respective issue date. <u>Islamic MTN</u> During the tenure of the Islamic MTN Programme, the rating for the Islamic MTNs shall be at least A+ $_{ID}$ for the Islamic MTNs on their respective issue dates, other than the first Islamic MTNs issued under the Islamic MTN Programme, which shall have a minimum rating of AA- $_{ID}$.
Issue Price	:	The Islamic CPs shall be issued at a discount and the issue price is calculated in accordance with the Rules on Fully Automated System for Issuing/Tendering ("FAST") issued by Bank Negara Malaysia, as amended or substituted from time to time ("FAST Rules"). The Islamic MTNs are to be issued at par or at a discount and the issue price is calculated in accordance with the FAST Rules.
Profit or equivalent rate (%)	:	To be determined at the point of each issuance under the respective Islamic CP Programme and Islamic MTN Programme.
Security	:	An assignment of the finance service reserve account of Top Glove.

Table 1 : Indicative Principal terms of the Proposal *(cont'd)*

Listing	:	The Islamic CPs or Islamic MTNs will not be listed on Bursa Malaysia Securities Berhad or any other stock exchange.
Transferability	:	Transferable, but subject to the selling restrictions described below.
Selling Restrictions at Issuance	:	The Islamic CPs or Islamic MTNs may only be offered, sold, transferred or otherwise disposed directly or indirectly to a person to whom an offer or invitation to subscribe for the Islamic CPs or Islamic MTNs and to whom the Islamic CPs or Islamic MTNs are issued would fall within Schedule 2 or Section 38(1)(b) and Schedule 3 or Section 39(1)(b) of Securities Commission Act 1993 ("SCA") and would fall within Schedule 5 or Section 66(3) of the SCA.
Selling Restrictions Thereafter	:	The Islamic CPs or Islamic MTNs may only be offered, sold, transferred or otherwise disposed directly or indirectly to a person to whom an offer or invitation to purchase the Islamic CPs or Islamic MTNs would fall within Schedule 2 or Section 38(1)(b) of SCA and would fall within Schedule 5 or Section 66(3) of the SCA.
Redemption	:	Unless previously redeemed or purchased and cancelled, the Islamic CPs and Islamic MTNs will be redeemed by Top Glove at 100% of their nominal value on their respective maturity dates.
Repurchase and Cancellation	:	Top Glove or any of its related corporations may at any time purchase the Islamic CPs and Islamic MTNs at any price in the open market or by private treaty, but these repurchased Islamic CPs and Islamic MTNs shall be cancelled and cannot be reissued.

Entitlements (Notice of Book Closure)
Reference No **CS-041108-33E27**
Company Name : **TOP GLOVE CORPORATION BHD**
Stock Name : **TOPGLOV**
Date Announced : **08/11/2004**

EX-date :**16/02/2005**
Entitlement date :**18/02/2005**
Entitlement time :**04:00:00 PM**
Entitlement subject :**Final Dividend**
Entitlement description:
Final Dividend of 6% Tax Exempt and 3% less 28% Malaysian Income Tax
Period of interest payment : to
Financial Year End :**31/08/2004**
Share transfer book & register of members will be closed from (both dates inclusive) for the purpose of determining the entitlements : to
Registrar's name ,address, telephone no:
Securities Services (Holdings) Sdn. Bhd.
Level 7, Menara Milenium
Jalan Damanlela
Pusat Bandar Damansara
Damansara Heights
50490 Kuala Lumpur
Tel No. 03-2084 9000
Payment date :**15/03/2005**
a) Securities transferred into the Depositor's Securities Account before 4:00 pm in respect of transfers :**18/02/2005**
b) Securities deposited into the Depositor's Securities Account before 12:30 pm in respect of securities exempted from mandatory deposit :
c) Securities bought on the Exchange on a cum entitlement basis according to the Rules of the Exchange.
Number of new shares/securities issued (units) (If applicable) :
Entitlement indicator :**Percentage**
Entitlement in percentage (%) :**9**
Remarks
Entitlement in percentage - of the 9%, 6% Tax Exempt and 3% less 28% Malaysian Income Tax

Entitlements (Notice of Book Closure)
Reference No **MM-050107-41616**

Submitting Merchant Bank	:	**AMMERCHANT BANK BERHAD**
Company Name	:	**TOP GLOVE CORPORATION BHD**
Stock Name	:	**TOPGLOV**
Date Announced	:	**13/01/2005**

EX-date :**31/01/2005**
Entitlement date :**03/02/2005**
Entitlement time :**05:00:00 PM**
Entitlement subject :**Others**
Entitlement description:
Subdivision of ordinary shares of RM1.00 each ("Shares") in Top Glove Corporation Berhad ("Top Glove" or the "Company") on the basis on two (2) new ordinary shares of RM0.50 each for every one (1) existing Share held in Top Glove ("Subdivision of Shares").
Period of interest payment : to
Financial Year End :
Share transfer book & register of members will be closed from (both dates inclusive) for the purpose of determining the entitlements : to
Registrar's name ,address, telephone no:
Securities Services (Holdings) Sdn Bhd
Level 7, Menara Milenium
Jalan Damanlela, Pusat Bandar Damansara
Damansara Heights
50490 Kuala Lumpur
Tel : 03-2084 9000 Fax : 03-2094 9940
Payment date :
a) Securities transferred into the Depositor's Securities Account before 4:00 pm in respect of transfers :**03/02/2005**
b) Securities deposited into the Depositor's Securities Account before 12:30 pm in respect of securities exempted from mandatory deposit :
c) Securities bought on the Exchange on a cum entitlement basis according to the Rules of the Exchange.
Number of new shares/securities issued (units) (If applicable) :
Entitlement indicator :**Ratio**
Ratio :**2 : 1**
Rights Issues/Offer Price :
Remarks
The above Subdivision of Shares has been approved by the shareholders of Top Glove at its Extraordinary General Meeting held on 11 January 2005.

The trading in the shares of Top Glove will be SUSPENDED WITH EFFECT FROM 9.00 a.m. on 27 January 2005 (being three (3) clear market days immediately before the entitlement date on 3 February 2005) until the quotation of the shares to be issued pursuant to the Subdivision of Shares ("Suspension Period"). Hence, the last date and time of trading will be 5.00 p.m. on 26 January 2005. The suspension of trading is to facilitate the recall and subdivision of shares.

Additionally, AmMerchant Bank Berhad, on behalf of Top Glove, wishes to refer to the announcement made by the Company dated 9 November 2004 in relation to the notice of books closure date for the final dividend of 6% tax exempt and 3% less 28% Malaysian income tax for the financial year ended 31 August

2004 ("Final Dividend") ("Dividend Announcement"). Pursuant to the Dividend Announcement, the Board of Directors of Top Glove has determined 18 February 2005 as the books closure date for dividend entitlement.

In relation thereto, investors who wish to acquire Top Glove's shares to be entitled to the Final Dividend should take into consideration the Suspension Period.

This announcement is dated 13 January 2005.

Entitlements (Notice of Book Closure)
Reference No **CS-050704-54DA3**

Company Name	:	**TOP GLOVE CORPORATION BHD**
Stock Name	:	**TOPGLOV**
Date Announced	:	**04/07/2005**

EX-date :**23/08/2005**
Entitlement date :**25/08/2005**
Entitlement time :**04:00:00 AM**
Entitlement subject :**Interim Dividend**
Entitlement description:
Interim Tax Exempt Dividend of 6%
Period of interest payment : to
Financial Year End :**31/08/2005**
Share transfer book & register of members will be closed from (both dates inclusive) for the purpose of determining the entitlements : to
Registrar's name ,address, telephone no:
Securities Services (Holdings) Sdn. Bhd.
Level 7, Menara Milenium
Jalan Damanlela
Pusat Bandar Damansara
Damansara Heights
50490 Kuala Lumpur
Tel : 03-20849000
Payment date :**16/09/2005**
a) Securities transferred into the Depositor's Securities Account before 4:00 pm in respect of transfers :**25/08/2005**
b) Securities deposited into the Depositor's Securities Account before 12:30 pm in respect of securities exempted from mandatory deposit :
c) Securities bought on the Exchange on a cum entitlement basis according to the Rules of the Exchange.
Number of new shares/securities issued (units) (If applicable) :
Entitlement indicator :**Percentage**
Entitlement in percentage (%) :**6**
Remarks

General Announcement
Reference No **TG-050113-60580**

Company Name	:	**TOP GLOVE CORPORATION BHD**
Stock Name	:	**TOPGLOV**
Date Announced	:	**13/01/2005**

Type	:	**Reply to query**
Reply to Query Letter by KLSE reference ID	:	**CY-050112-55035**
Subject	:	**ARTICLE ENTITLED: "Top Glove targets higher dividend payout"**

Contents :

We refer to your query by letter dated 12 January 2005 in relation to the above article appearing in The Edge, Financial Daily, page 2, on Wednesday, 12 January 2005, in particular, to the following statement in the reported article:

" The company is targeting an annual growth rate for both its revenue and net profit of between 30% and 40%."

We would like to inform Bursa Securities that the targeted annual growth for both revenue and net profit of between 30% and 40% quoted above are based on the Company's historical group revenue and net profit computation based on an 8-years average.

Appended below is an extract of the Company's pro-forma and historical group revenue and net profit record based on the audited accounts from the financial years 1997 to 2004 (being the latest audited accounts available):

Proforma/Historical Group Revenue and Net Profits Extracted From
The Audited Accounts For The Financial Years Ended 31st August 1997 To 2004

Financial Year Ended 31 August	Revenue Achieved RM'000	% Growth	Net Profit Achieved RM'000	% Growth
1997	35,453		4,291	
1998	48,493	36.78%	7,072	64.81%
1999	70,198	44.76%	9,824	38.91%
2000	103,161	46.96%	11,624	18.32%
2001	138,862	34.61%	15,902	36.80%
2002	180,202	29.77%	18,059	13.56%
2003	265,089	47.11%	25,259	39.87%
2004	418,133	57.73%	39,534	56.51%
Percentage total growth from year 1997 to 2004		297.72%		268.78%
Percentage average annual growth per year from 1997 to 2004		37.21%		33.60%

Based on the above tabulation, the Company's average revenue and net profit growth for

General Announcement
Reference No **CS-050217-AC388**

Company Name	:	**TOP GLOVE CORPORATION BHD**
Stock Name	:	**TOPGLOV**
Date Announced	:	**17/02/2005**

Type	:	**Announcement**
Subject	:	**TOP GLOVE CORPORATION BERHAD ("TOP GLOVE" OR "COMPANY") - NUMBER OF PUBLIC SHAREHOLDERS**

Contents :

We act for and on behalf Top Glove.

Further to our announcement on 19 August 2004, we wish to inform that Top Glove has attained the required minimum number of public shareholders of 1,000 as required pursuant to Paragraph 8.15(2) of Bursa Malaysia Securities Berhad's Listing Requirements.

We wish to inform that the number of public shareholders of Top Glove as at 31 January 2005 is 1,009 shareholders and the percentage of the spread is 41.78%.

This announcement is dated 17 February 2005.

General Announcement
Reference No **TG-050727-60915**

Company Name	:	**TOP GLOVE CORPORATION BHD**
Stock Name	:	**TOPGLOV**
Date Announced	:	**27/07/2005**

Type	:	**Reply to query**
Reply to Query Letter by KLSE reference ID	:	**ZO-050726-52827**
Subject	:	**Article Entitled: "Top Glove expands production capacity"**

Contents :

We refer to the Exchange's query by letter dated 26 July 2005 in relation to the above article as appearing in the Malay Mail, page 36, on Tuesday, 26 July 2005, in particular, to the following statement as highlighted:

"Top Glove's sales may rise to about RM600 million in the year ending August from RM418.1 million ringgit last year, and may reach almost RM800 million next year, Lim said."

"Net profit may rise 39 per cent to about RM55 million this financial year, he said"

We would like to inform the Exchange that the targeted annual growth for both sales and net profit quoted above are based on the Company's historical group sales and net profit computation based on an 7-years average growth rate.

Appended below is an extract of the Company's pro-forma and historical group sales and net profit record based on the audited accounts from the financial years 1997 to 2004 (being the latest audited accounts available):

Proforma/Historical Group Sales and Net Profits Extracted From
The Audited Accounts For The Financial Years Ended 31st August 1997 To 2004

Financial Year Ended 31 August	Sales Achieved RM'000	Growth Rate %	Net Profit Achieved RM'000	Growth Rate %
1997	35,453		4,291	
1998	48,493	36.78%	7,072	64.81%
1999	70,198	44.76%	9,824	38.91%
2000	103,161	46.96%	11,624	18.32%
2001	138,862	34.61%	15,902	36.80%
2002	180,202	29.77%	18,059	13.56%
2003	265,089	47.11%	25,259	39.87%

2004	418,133	57.73%	39,534	56.51%
Percentage total growth from year 1997 to 2004		**297.72%**		**268.78%**
Percentage average annual growth per year from 1997 to 2004		**42.53%**		**38.40%**

Based on the above tabulation, the Company's average revenue and net profit growth rate was 42.53% and 38.40% respectively. Therefore based on this computation, the Company is targeting the annual growth rate to continue in the region of 30-40% for the coming years. As such, based on this computation, the Company anticipates to register a better sales and net profit for the financial years ending 2005 and 2006.

The Company intends to maintain this target by continuously placing extra effort in the commissioning of more new production lines and deploying various marketing and business strategies to achieve both the sales and net profit targets.

Query Letter content :
We refer to the above news article appearing in The Malay Mail, page 36, on Tuesday, 26 July 2005, a copy of which is enclosed for your reference.
In particular, we would like to draw your attention to the underlined sentences, which are reproduced as follows:-
"Top Glove's sales may rise to about RM600 million in the year ending August from RM418.1 million ringgit last year, and may reach almost RM800 million next year, Lim said."
"Net income may rise 39 per cent to about RM55 million this financial year, he said."
In accordance with the Exchange's Corporate Disclosure Policy, you are requested to furnish the Exchange with an announcement for public release confirming or denying the above reported article and in particular the underlined sentences after due and diligent enquiry with all the directors, major shareholders and all such other persons reasonably familiar with the matters about which the disclosure is to be made in this respect. In the event you deny the above sentences or any other part of the above reported article, you are required to set forth facts sufficient to clarify any misleading aspects of the same. In the event you confirm the above sentences or any other part of the above reported article, you are required to set forth facts sufficient to support the same, including the relevant bases and assumptions in arriving at the above forecast. In this respect, you are also required to confirm whether the accounting bases, calculations and assumptions have been reviewed by the external auditors.
Please furnish the Exchange with your reply within one (1) market day from the date hereof.
Yours faithfully

LISA LAM
Sector Head, Issues & Listing
Group Regulations
LL/ZOOS
c.c. Securities Commission (via fax) (En Onn Ismail)